Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Salix Pharmaceuticals, Ltd.

at

$158.00 Per Share, Net in Cash

by

Sun Merger Sub, Inc.,

a wholly owned subsidiary of

Valeant Pharmaceuticals International,

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 1, 2015 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME,

ON MARCH 31, 2015), UNLESS THE OFFER IS EXTENDED.

Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all of the shares of common stock, par value $0.001 per share (the “Shares”), of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), that are issued and outstanding at a price of $158.00 per Share, net to the holder in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 20, 2015 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Salix, VPI, Purchaser and, solely for purposes of providing a guarantee of VPI’s and Purchaser’s obligations, Valeant.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Salix (the “Merger”) without a meeting of Salix stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Salix continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly owned subsidiary of VPI. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Valeant, VPI, Purchaser or any of their wholly owned subsidiaries, and Shares held by Salix or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, the board of directors of Salix (the “Salix Board”) has (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Salix and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) determined to recommend that Salix’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to 12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by VPI and its subsidiaries immediately prior to the Expiration Date, represent at least one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares that Salix would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding options to purchase Shares and Salix’s 2.75% Convertible Senior Notes due 2015 (the “2015 Notes”) and Salix’s 1.5% Convertible Senior Notes due 2019 (the “2019 Notes” and, together with the 2015 Notes, the “Salix Convertible Notes”) (whether then outstanding or for which the conversion date has already occurred, but in any event without duplication, but excluding (A) the warrants that were entered into in connection with the 2019 Notes and (B) any portion of the Salix Convertible Notes that is required to be settled solely in cash upon conversion)) (the “Minimum Condition”); (ii) any applicable waiting period (or extension thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated, or any pre-closing approvals or clearances reasonably required under the HSR Act having been obtained, at or prior to the Expiration Date (the “HSR Condition”); and (iii) other customary conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.” As a result of the terms of the Salix Convertible Notes, Shares issuable upon conversion of the Salix Convertible Notes will only be taken into account for purposes of calculating the Minimum Condition if such Shares were delivered or would be required to be delivered on or prior to the consummation of the Offer. After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, VPI, Purchaser and Salix will cause the Merger to become effective immediately without a meeting of Salix stockholders in accordance with Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears on pages i through viii. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares pursuant to the Offer.

March 4, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal, together with the certificates representing your Shares and any other required documents, to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

*****

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below. In addition, requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.001 per share (“Shares”), of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), that are issued and outstanding.

Price Offered Per Share:	$158.00 per Share, net to the holder in cash (the “Offer Price”), without interest, less any applicable withholding taxes.

Scheduled Expiration Date:	12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015), unless the Offer (as defined below) is extended.

Purchaser:	Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”). VPI is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”).

Salix Board Recommendation:	The board of directors of Salix (the “Salix Board”) has (i) determined that the transactions contemplated by the Merger Agreement (as defined below), including the Offer and the subsequent merger of Purchaser with and into Salix (the “Merger”), with Salix surviving (the “Surviving Corporation”) as a wholly owned subsidiary of VPI, are fair to and in the best interests of Salix and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) determined to recommend that Salix’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer.

The following are some questions that you, as a stockholder of Salix, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., Inc., our information agent (the “Information Agent”) at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

We are Sun Merger Sub, Inc., a Delaware corporation, or “Purchaser,” formed for the purpose of making the Offer and merging with and into Salix. We are a wholly owned subsidiary of VPI. VPI is a wholly owned subsidiary of Valeant. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of February 20, 2015 (as such may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among VPI, Purchaser, Salix and, solely for purposes of providing a guarantee of VPI’s and Purchaser’s obligations, Valeant. See the “Introduction” and Section 8 — “Certain Information Concerning Purchaser, VPI and Valeant.”

i

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire the entire equity interest in Salix, while allowing Salix’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. If the Offer is consummated, we, VPI and Salix will consummate the Merger immediately thereafter without any action by Salix stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Salix will become a wholly owned subsidiary of VPI. See Section 12 — “Purpose of the Offer; Plans for Salix.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $158.00 per Share, net to the holder in cash, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Salix Board recommend?

After careful consideration, the Salix Board has (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Salix and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) determined to recommend that Salix’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Salix.” We expect that a more complete description of the reasons for the Salix Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be prepared by Salix and filed with the Securities Exchange Commission (the “SEC”) and mailed to Salix’s stockholders.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to 12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire)) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by VPI and its subsidiaries immediately prior to the Expiration Date, represent at least one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares that Salix would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding options to purchase Shares and Salix’s 2.75% Convertible Senior Notes due 2015 (the “2015 Notes”) and Salix’s 1.5% Convertible Senior Notes due 2019 (the “2019 Notes” and, together with the 2015 Notes, the “Salix Convertible Notes”) (whether then outstanding or for which the conversion date has already occurred, but in any event without duplication, but excluding (i) the warrants that were entered into in connection with the 2019 Notes (the “Salix Warrants”), and (ii) any portion of the Salix Convertible Notes that is required to be settled solely in cash upon conversion) (the “Minimum Condition”);

•	any applicable waiting period (or any extension thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) having expired or having been terminated and any pre-closing approvals or clearances reasonably required under the HSR Act having been obtained (the “HSR Condition”); and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions to the Offer.”

We and VPI may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without Salix’s consent. See Section 15 — “Conditions to the Offer.” As a result of the terms of the Salix Convertible Notes, Shares issuable upon conversion of the Salix Convertible Notes will only be taken into account for purposes of calculating the Minimum Condition if such Shares were delivered or would be required to be delivered on or prior to the consummation of the Offer.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses is approximately $15.7 billion. Valeant has guaranteed the full and timely performance by VPI and Purchaser of their respective obligations under the Merger Agreement, including our payment obligations in respect of the Offer, and will provide funding for our acquisition of the remaining Shares in the Merger. Valeant expects to fund such cash requirements from its available cash on hand and borrowings of up to $15.15 billion under a financing commitment obtained by Valeant and VPI to finance the Offer and the Merger. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender pursuant to the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price);

•	we, through Valeant, will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger; and

•	Valeant has agreed to guarantee unconditionally to Salix the performance of the obligations of VPI and the Purchaser under the Merger Agreement.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

What percentage of Shares do you or your affiliates currently own?

None of Purchaser, VPI or Valeant or any of their respective affiliates currently own any Shares.

How long do I have to decide whether to tender pursuant to the Offer?

You will be able to tender your Shares pursuant to the Offer until the Expiration Date. Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Signature Guarantees”) may guarantee that the missing items will be received by Computershare Trust Company, N.A., our depositary for the Offer (the “Depositary”), within three NASDAQ Global Select Stock Market (“NASDAQ”) trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond August 20, 2015.

Pursuant to the Merger Agreement, we are required to extend the Offer:

•	for the minimum period required by any legal requirement, or any rule, regulation, interpretation or position of the SEC or its staff; and

•	for periods of up to 10 business days per extension if, as of the scheduled Expiration Date, any Offer Condition (as defined below) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied.

The Merger Agreement provides that we are not required to extend the Offer beyond August 20, 2015. If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.” The date and time when we accept for payment Shares tendered and not properly withdrawn pursuant to the Offer is referred to as the “Acceptance Time.”

How will I be notified if the time period during which I can tender my Shares pursuant to the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Date. See Section 1 — “Terms of the Offer.”

How do I tender my Shares pursuant to the Offer?

To tender your Shares pursuant to the Offer, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through The Depository Trust Company (“DTC”). You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Except as otherwise provided in Section 4 — “Withdrawal Rights,” tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after May 3, 2015, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Following the consummation of the Offer, we, VPI and Salix expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of VPI and the Shares will no longer be publicly traded. Following the consummation of the Merger (the “Closing”), we intend to cause Salix to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and received by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Merger Closing Conditions”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of Salix’s stockholders pursuant to Section 251(h) of the DGCL. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, VPI or Salix are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of VPI, us and Salix under the Merger Agreement, we expect the Merger to occur on the date of, and as soon as practicable following, the consummation of the Offer without a subsequent offering period. See Section 1 — “Terms of the Offer.”

v

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price and referred to as the “Merger Consideration”). See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.” The Schedule 14D-9 will contain important information regarding how a holder of Shares may exercise its appraisal rights.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, VPI and Salix will consummate the Merger as soon as practicable following the consummation of the Offer. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer (i.e., the Offer Price), less any applicable withholding taxes and subject to any appraisal rights properly exercised by such stockholders in accordance with Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Furthermore, following the Offer, it is possible that the Shares might no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers. See Section 13 — “Certain Effects of the Offer.”

See Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date and the “premium” I am receiving?

The Offer Price of $158.00 per Share represents an approximate 31% premium to the closing price per Share reported on NASDAQ on January 16, 2015, the last full trading day before rumors were published in the press that Salix had hired Centerview Partners LLC as financial adviser to explore a sale of Salix.

On March 3, 2015, the last trading day before we commenced the Offer, the closing price of Shares reported on NASDAQ was $156.50 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to promptly (but no later than the third business day after the Expiration Date) receive an amount equal to the number of Shares you tendered pursuant to the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares”) in lieu of such Letter of Transmittal, and (iii) any other required documents for such Shares. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What will happen to my equity awards in the Offer?

The Offer is being made only for Shares which are not subject to vesting conditions, and not for Salix Options (as defined below) or Salix Restricted Stock (as defined below) issued under any stock plan of Salix, including the Amended and Restated Salix 2014 Stock Incentive Plan, Salix 2005 Stock Plan, Salix 1996 Stock Plan or any other plan, agreement or arrangement (the “Salix Stock Plans”). Holders of outstanding Salix Options or Salix Restricted Stock may participate in the Offer only if they first exercise such Salix Options (to the extent exercisable) or become vested in such Salix Restricted Stock in accordance with the terms of the applicable Salix Stock Plan and other applicable Salix award agreements and tender the Shares, if any, issued upon such exercise or in connection with such vesting. Any such exercise or vesting needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Salix Options or Salix Restricted Stock will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (the “Salix Options”), under any Salix Stock Plans, whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Salix Option will be entitled to receive, in consideration of the cancellation of such Salix Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) of an amount equal to the product of (i) the total number of Shares previously subject to such Salix Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Salix Option (such amounts being referred to as the “Option Payments”). From and after the Effective Time, any such cancelled Salix Option will no longer be exercisable by the former holder thereof, but will only entitle such holder to the payment of the Option Payment.

Immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under Salix Stock Plans (the “Salix Restricted Stock”) will automatically become fully vested and then will be cancelled at the Effective Time and, in exchange therefor, each former holder of such cancelled Salix Restricted Stock will be entitled to receive, in consideration of the cancellation of such Salix Restricted Stock and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) equal to the per share Merger Consideration. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Salix Options and Salix Restricted Stock.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger — United States

Holders”). In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender pursuant to the Offer or exchange in the Merger and the amount of cash you receive for such Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year at the time of disposition. If you are a Non-United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger — Non-United States Holders”), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender pursuant to the Offer or exchange in the Merger, subject to certain conditions (as described below in more detail). You should consult your tax advisor about the particular tax consequences to you of tendering your Shares pursuant to the Offer, exchanging your Shares in the Merger or exercising appraisal rights (including the application and effect of any U.S. federal estate and gift, state, local and other tax laws). See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent, toll-free at (800) 628-8536.

To the Holders of Shares of Common Stock of Salix Pharmaceuticals, Ltd.:

INTRODUCTION

The Offer is being made pursuant to the Merger Agreement by and among VPI, Salix, us and, solely for purposes of providing a guarantee of VPI’s and Purchaser’s obligations, Valeant. We are offering to purchase all of the issued and outstanding Shares at the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The Offer and the withdrawal rights will expire at the Expiration Date, unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

Subject to the provisions of the Merger Agreement, as soon as practicable following the consummation of the Offer, we, VPI and Salix will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or at such later time as we, VPI and Salix agree in writing and specify in the Certificate of Merger, at which time Salix will become the Surviving Corporation and a wholly owned subsidiary of VPI. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Valeant, VPI, Purchaser or any of their wholly owned subsidiaries and Shares held by Salix or any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Section 11 — “The Merger Agreement; Other Agreements” more fully describes the Merger Agreement. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

After careful consideration, the Salix Board has (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Salix and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) determined to recommend that Salix’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer.

A more complete description of the Salix Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the

Schedule 14D-9 that will be filed with the SEC and mailed to Salix’s stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to any financing condition.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the satisfaction or waiver by us and VPI of the HSR Condition and the other customary conditions described in Section 15 — “Conditions to the Offer.” The Offer is being made only for Shares that are not subject to vesting conditions and is not made for any options to purchase Shares or Salix Restricted Shares. The Merger Agreement provides that, immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under the Salix Stock Plans will automatically become fully vested and then will be cancelled at the Effective Time, and in exchange, each former holder of such cancelled Salix Restricted Stock will be entitled to receive a payment in cash (subject to any applicable withholding or other taxes) equal to the per share Merger Consideration.

Salix has advised VPI that, as of the close of business on February 27, 2015, there were (a) 64,248,604 issued and outstanding Shares (excluding 1,361,497 Shares of Salix Restricted Stock), (b) Salix Options to purchase an aggregate of 105,199 Shares, (c) 1,361,497 Shares of Salix Restricted Stock, and (d) 11,342,466 Shares issuable upon conversion of the Salix Convertible Notes, without giving effect to any “make-whole adjustment” and taking into account Salix’s previous election to settle the principal amount of any conversions in cash. As a result of the terms of the Salix Convertible Notes, Shares issuable upon conversion of the Salix Convertible Notes will only be taken into account for purposes of calculating the Minimum Condition if such Shares have been issued as of the consummation of the Offer. Assuming that all equity interests remain outstanding and that no other equity interests were or are issued and no Salix Convertible Notes are converted after February 27, 2015 for which Shares are deliverable on or prior to consummation of the Offer, the Minimum Condition will be satisfied if at least 32,857,651 Shares are validly tendered and not properly withdrawn prior to the Expiration Date. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of equity interests at the Expiration Time.

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, VPI, we and Salix will cause the Merger to become effective as soon as practicable following the consummation of the Offer without a meeting of Salix stockholders in accordance with Section 251(h) of the DGCL. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Application of Section 251(h) of the DGCL.” At the Effective Time, our directors immediately prior to the Effective Time will be the only directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date (but no later than 9:00 a.m., Eastern time, on the first business day after the Expiration Date) and as soon as practicable, but in any event no later than three business days, after the Expiration Date, pay for all such Shares as permitted under Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction of the Minimum Condition and the satisfaction or waiver by us and VPI of the HSR Condition and the other customary conditions described in Section 15 — “Conditions to the Offer.”

We and VPI expressly reserve the right from time to time to waive any of the conditions described in Section 15 — “Conditions to the Offer,” to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that neither we nor VPI will, without the prior written consent of Salix, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) add any additional conditions to the Offer Conditions or amend any of the Offer Conditions in a manner adverse to the holders of Shares, (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to the holders of the Shares.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, VPI and Salix will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the Closing.

The Merger Agreement separately provides that we are required to extend the Offer beyond the initial Expiration Date in certain circumstances. If the conditions to the Offer have not been satisfied or waived (other than the Minimum Condition, which we and VPI may not waive) and the Merger Agreement has not been terminated, we must extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, until all conditions to the Offer have been satisfied or waived (other than the Minimum Condition, which we and VPI may not waive). In addition, we will extend the Offer for any period required by applicable law or any applicable rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or NASDAQ or its staff. The Merger Agreement provides that we are not required to extend the Offer beyond August 20, 2015. For purposes of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern time.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the time we accept, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Salix has provided us with Salix’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Salix’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date (but no later than 9:00 a.m. Eastern time on the first business day after the Expiration Date) and as soon as practicable, but in any event no later than three business days, after the Expiration Date, pay for all such Shares.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	for Shares held as physical certificates, the certificates evidencing such Shares (“Certificates”) or, for Shares held in book-entry form (“Book-Entry Shares”), confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

•	a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Salix.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, the Depositary will return such unpurchased or untendered Shares, without expense, by cancelling such Certificates and issuing an equal number of Book-Entry Shares to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to VPI or one or more affiliates of VPI or us the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Salix stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•

for Shares held as physical certificates, the Certificates, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date; or

•	for Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC’s systems tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Salix.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Offer Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Salix’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Offer Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Salix’s stockholders.

Salix Options and Salix Restricted Stock. The Offer is made only for outstanding Shares that are not subject to vesting restrictions and is not made for any Salix Options or Salix Restricted Stock. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Salix Options and Salix Restricted Stock” for a description of the treatment of the Salix Options and Salix Restricted Stock.

Backup Withholding. To prevent U.S. federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares pursuant to the Offer pursuant to the book-entry transfer procedures described above in this Section 3) should provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise furnishing other applicable documentation certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after May 3, 2015, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This summary does not apply to any right to purchase capital stock of Salix and does not apply to holders who receive cash pursuant to the exercise of appraisal rights. This summary applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, Shares held as a result of the exercise or settlement of the Salix Convertible Notes and Salix Warrants, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. Medicare tax, federal gift or estate tax, or state, local or foreign taxation.

If a partnership holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is not a United States Holder for U.S. federal income tax purposes.

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is “effectively connected” with the Non-United States Holder’s conduct of a trade or business in the United States, and, if certain income tax treaties apply, the gain is attributable to a permanent establishment that such holder maintains in the United States;

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	Salix is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption.

“Effectively connected” gains that are recognized by a corporate Non-United States Holder also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Salix has not been, is not and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments made to a non-corporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) that it is not a United States person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN or IRS Form W-8BEN-E (or other documentation upon which a payor may rely to treat the payment as made to a Non-United States Holder).

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “SLXP.” The Shares have been listed on NASDAQ since November 20, 2000.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on NASDAQ as reported on NASDAQ:

	High	Low
Year Ended December 31, 2013:
First Quarter	$51.37	$42.48
Second Quarter	$66.83	$47.72
Third Quarter	$75.54	$65.73
Fourth Quarter	$90.01	$68.30
Year Ended December 31, 2014:
First Quarter	$114.64	$89.09
Second Quarter	$125.07	$97.70
Third Quarter	$169.17	$127.75
Fourth Quarter	$154.56	$91.47
Year Ended December 31, 2015:
First Quarter (through March 3, 2015)	$157.85	$112.84

Salix has advised that, as of February 27, 2015, there were (a) 64,248,604 issued and outstanding Shares (excluding 1,361,497 of Salix Restricted Stock), (b) Salix Options to purchase an aggregate of 105,199 Shares, (c) 1,361,497 Shares of Salix Restricted Stock, and (d) 11,342,466 Shares issuable upon conversion of the Salix Convertible Notes (without giving effect to any “make-whole adjustment” and taking into account Salix’s previous election to settle the principal amount of any conversions in cash). In addition, Salix has outstanding warrants to purchase 10,484,383 Shares (without giving effect to any “make whole adjustment” with respect to the warrants) that were entered into in connection with the 2019 Notes (the “Salix Warrants”).

The Offer Price of $158.00 per Share represents an approximate 31% premium to the closing price per Share reported on NASDAQ on January 16, 2015, the last full trading day before rumors were published in the press that Salix had hired Centerview Partners LLC as financial adviser to explore a sale of Salix.

On March 3, 2015, the last trading day before we commenced the Offer, the closing price of Shares reported on NASDAQ was $156.50 per Share.

We encourage you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Salix has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Salix is not permitted to declare or pay any dividend in respect of the Shares without VPI’s prior written consent. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Salix.”

7.	Certain Information Concerning Salix.

Except as otherwise set forth in this Offer to Purchase, the information concerning Salix contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of us, VPI or the Information Agent take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Salix to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, VPI and the Information Agent.

General. Salix was organized in the State of Delaware on December 31, 2001. The principal executive offices are located at 8510 Colonnade Center Drive, Raleigh, North Carolina, 27615 and the telephone number is (919) 862-1000.

Salix is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs and medical devices used in the treatment of a variety of gastrointestinal disorders, or those disorders affecting the digestive tract. Its strategy is to identify and acquire rights to products that it believes have potential for near-term regulatory approval or are already approved and apply its regulatory, product development, and sales and marketing expertise to commercialize these products. Salix markets its products through its specialty sales and marketing team by primarily focusing on high-prescribing U.S. physicians in the following specialties: gastroenterologists, who are doctors who specialize in gastrointestinal disorders; hepatologists, who are doctors who specialize in liver disease; colorectal surgeons, who are doctors who specialize in disorders of the colon and rectum; and primary care doctors.

Available Information. Salix files annual, quarterly and current reports, proxy statements and other information with the SEC. Salix’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Salix files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Salix maintains a website at www.salix.com. These website addresses are not intended to function as hyperlinks, and the information contained on Salix’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8.	Certain Information Concerning Purchaser, VPI and Valeant.

Purchaser. We are a Delaware corporation and a wholly owned subsidiary of VPI and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Salix, with Salix continuing as the Surviving Corporation. Our principal executive offices are located at 400 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807. The telephone number at such office is (908) 927-1400.

VPI. VPI is a Delaware corporation and part of a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices, primarily in the areas of dermatology, eye health, neurology and branded generics. VPI holds a number of wholly-owned subsidiaries within and outside the United States. The principal executive offices of VPI are located at 400 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807. The telephone number at such office is (908) 927-1400.

Valeant. Valeant is a corporation continued under the laws of British Columbia. The business address of Valeant is 2150 St. Elzéar Blvd. West, Laval, Québec, Canada, H7L 4A8. The business telephone number for Valeant is (514) 744-6792. Valeant is a multinational, specialty pharmaceutical and medical device company that develops, manufactures and markets a broad range of branded, generic and branded generic pharmaceutical products, over-the-counter products and medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment and aesthetics devices), primarily in the areas of dermatology, eye health and neurology. Valeant’s products are marketed in over 100 countries. Headquartered in Laval, Québec, Canada, Valeant has approximately 16,800 employees worldwide.

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years (including the name, principal business and address of the organization in which such occupation was conducted), of each of the directors and executive officers of Purchaser, VPI and Valeant are set forth in Annex A of this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Salix”, Section 11 — “The Merger Agreement; Other Agreements,” and Annex A): (i) none of Purchaser, VPI, Valeant or, to our knowledge or the knowledge of VPI and Valeant after reasonable inquiry, any of the persons or entities listed in Annex A, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Salix, (ii) none of Purchaser, VPI, Valeant or, to our knowledge or the knowledge of VPI and Valeant after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Salix during the 60-day period preceding the date of this Offer to Purchase, (iii) none of Purchaser, VPI, Valeant or, to our knowledge or the knowledge of VPI and Valeant after reasonable inquiry, any of the persons listed on Annex A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Salix, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us, VPI and Valeant, their respective subsidiaries or, to our knowledge or the knowledge of VPI and Valeant after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Salix or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, VPI and Valeant, our or their respective subsidiaries or, to our knowledge or the knowledge of VPI and Valeant after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Salix or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, VPI and Valeant or any of our or their respective executive officers, directors or affiliates, on the one hand, and Salix or any of its executive officers, directors or affiliates, on the other hand, and (vii) during the past five years, none of us, VPI or Valeant or, to our knowledge or the knowledge of VPI and Valeant after reasonable inquiry, any of the persons or entities listed in Annex A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we, VPI and Valeant have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or VPI and/or Valeant with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Valeant maintains a website at www.valeant.com. These website addresses are not intended to function as hyperlinks, and the information contained on Valeant’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Valeant has guaranteed the performance by us of our obligations under the Merger Agreement, including our payment obligations with respect to the Offer, and the Merger and the Offer is not subject to any financing condition, we believe that the business, financial condition and results of VPI and Purchaser are not material to a decision by a holder of the Shares whether to sell, hold or tender their Shares into the Offer. Valeant will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Valeant expects to fund such cash requirements from its available cash on hand and borrowings of up to $15.15 billion under the financing commitment discussed below.

In connection with the proposed Offer and Merger, Valeant has received a commitment letter dated February 20, 2015 (the “Commitment Letter”), from Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, HSBC Bank USA, National Association, HSBC Bank Canada, The Hongkong and Shanghai Banking Corporation Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., DNB Capital LLC and SunTrust Bank, collectively referred to as the Lenders, and Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., DNB Markets, Inc. and SunTrust Robinson Humphrey, Inc., to provide the debt financing for the Offer and the Merger.

In the event certain amendments (the “Credit Agreement Amendments”) to Valeant’s existing credit agreement, dated as of February 13, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Senior Secured Credit Agreement”), by and among Valeant, certain subsidiaries of Valeant, as guarantors, the lenders party thereto from time to time, Barclays Bank PLC (as successor to Goldman Sachs Lending Partners LLC), as administrative agent and as collateral agent, and the other agents party thereto, are obtained within 30 days of the date of the Commitment Letter, such date being referred to as the Amendment Date, the Lenders have committed to provide an aggregate of $15.15 billion of financing to Valeant. The term loan component of the Lenders’ commitment, comprising an aggregate principal amount of $5.55 billion, would be expected to be obtained as incremental term loans pursuant to the Senior Secured Credit Agreement. Such incremental term loans would be comprised of a Term A Facility denominated in dollars in an aggregate principal amount of $1.0 billion and a Term B Facility denominated in dollars in an aggregate principal amount of $4.55 billion. Such Term A Facility would mature on the fifth anniversary of the funding thereof and such Term B Facility would mature on the seventh anniversary of the funding thereof. The interest rates on the incremental facilities would be based on customary market LIBO-based rates. The obligations of Valeant and the guarantors under the Senior Secured Credit Agreement are secured by substantially all assets of Valeant and the guarantors, subject to certain exclusions. The remainder of the Lenders’ commitment comprises an aggregate principal amount of $9.6 billion which would be expected to be issued as senior unsecured notes pursuant to a Rule 144A (without registration rights) or other private placement or, in the event that proceeds in an aggregate principal amount of $9.6 billion would not be received by Valeant or its subsidiaries from the senior unsecured notes offering at or prior to the time the Offer and the Merger is consummated, borrowings by Valeant of senior unsecured increasing rate bridge loans under a new senior unsecured credit facility in an aggregate principal amount of $9.6 billion less the gross proceeds from the sale of senior unsecured notes issued on or prior to the time the Offer and the Merger are consummated.

In the event the Credit Agreement Amendments are not obtained on or prior to the Amendment Date, the Lenders have committed to provide an aggregate of $22.5 billion of financing to Valeant, the proceeds of which will be used by Valeant to, among other things, refinance its existing credit facilities under the Senior Secured Credit Agreement with new credit facilities and finance a portion of the cash consideration for the Offer and the Merger. The term loan component of the Lenders’ commitment under such new credit facilities, comprising an aggregate principal amount of $11.2 billion, would be comprised of a Term A Facility denominated in dollars in an aggregate principal amount of $2.75 billion, a Dollar Term B Facility denominated in dollars in an aggregate principal amount of $6.95 billion and a Euro Term B Facility denominated in euros in an aggregate principal amount of the euro equivalent of $1.5 billion. The revolving loan component would be comprised of a Revolving Credit Facility denominated in dollars in an aggregate principal amount of $0.5 billion. Such Term A Facility would mature on the fifth anniversary of the funding thereof, such Dollar Term B Facility and Euro Term B Facility would each mature on the seventh anniversary of the funding thereof and the Revolving Credit Facility would mature on the fifth anniversary of the consummation of the Offer and the Merger. The interest rates on the new credit facilities would be based on customary market LIBO-based rates. The obligations of Valeant and the guarantors under such new credit facilities would be secured by substantially all assets of Valeant and the guarantors, subject to certain exclusions. The remainder of the Lenders’ commitment comprises (i) an aggregate principal amount of $1.05 billion which would be expected to be issued as senior secured notes pursuant to a Rule 144A (without registration rights) or other private placement or, in the event that proceeds in an aggregate principal amount of $1.05 billion would not be received by Valeant or its subsidiaries from the senior secured notes offering at or prior to the time the Offer and the Merger are consummated, borrowings by Valeant of senior secured increasing rate bridge loans under a new senior secured credit facility in an aggregate principal amount of $1.05 billion less the gross proceeds from the sale of senior secured notes issued on or prior to the time the Offer and the Merger are consummated and (ii) (A) senior unsecured notes denominated in dollars in an aggregate principal amount of $8.35 billion and (B) senior unsecured notes denominated in euros in an aggregate principal amount of the euro equivalent of $1.4 billion, in each case, pursuant to a Rule 144A (without registration rights) or other private placement or, in the event that proceeds in an aggregate principal amount of $9.75 billion would not be received by Valeant or its subsidiaries from the senior unsecured notes offering at or prior to the time the Offer and the Merger are consummated, borrowings by Valeant of senior unsecured increasing rate bridge loans under a new senior secured credit facility in an aggregate principal amount of $9.75 billion less the gross proceeds from the sale of senior unsecured notes issued on or prior to the time the Offer and the Merger are consummated.

Funding of the Lenders’ commitment is subject to certain customary conditions including, but not limited to, receipt of financial information, delivery of customary documentation relating to Valeant and its subsidiaries and consummation of the proposed Offer. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(22) to the Schedule TO, which is incorporated herein by reference.

We estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the offer and to pay related fees and expenses will be approximately $15.7 billion.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Salix.

Valeant regularly evaluates its business and plans and considers a variety of transactions to enhance its business, including acquisitions of other companies and businesses.

On January 20, 2015, a representative of one of Salix’s financial advisors, J.P. Morgan Securities LLC (“J.P. Morgan”), called J. Michael Pearson, Chairman of the Board of Directors and Chief Executive Officer of Valeant, to discuss whether Valeant may be interested in pursuing a transaction with Salix. Mr. Pearson indicated that Valeant would be interested in conducting due diligence in order to evaluate a potential transaction between the two companies. Mr. Pearson then spoke with Thomas W. D’Alonzo, Salix’s Acting Chief Executive Officer and the Chairman of the Salix Board, and discussed Valeant’s interest in exploring a possible transaction between the two companies. Mr. Pearson indicated that if Valeant were to pursue a transaction, it expected to pursue one on an all-cash basis and would be interested in moving quickly.

Valeant and Salix then entered into a confidentiality agreement, effective January 20, 2015, that included a customary standstill, and Valeant engaged Sullivan & Cromwell LLP (“Sullivan & Cromwell”) to act as outside counsel in connection with the proposed transaction. On January 22, 2015, Valeant and its representatives were granted access to a virtual dataroom. Also on January 22, 2015, Valeant’s finance and transactions committee of the board of directors held a telephonic meeting with members of management and a representative from Sullivan & Cromwell to discuss the proposed transaction. During the following week, Valeant continued its due diligence investigation of Salix.

On January 26, 2015, Valeant’s board of directors held a telephonic meeting with management and a representative from Sullivan & Cromwell regarding the proposed transaction. Also on January 26, 2015, Valeant began to reach out to potential financing sources for the transaction.

On January 28, 2015, members of senior management of Valeant, including Mr. Pearson, Howard Schiller, Executive Vice President and Chief Financial Officer, Robert Chai-Onn, Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development, Dr. Ari Kellen, Executive Vice President/Company Group Chairman and Dr. Tage Ramakrishna, Chief Medical Officer, as well as Robert Ingram, Valeant’s lead independent director, met with members of senior management of Salix, including Mr. D’Alonzo, William Bertrand, Jr., Acting Chief Operating Officer and Timothy Creech, Senior Vice President, Finance and Administrative Services and Acting Chief Financial Officer. Also attending the meeting were a representative from Sullivan & Cromwell and representatives from Cadwalader, Wickersham & Taft LLP (“Cadwalader”), counsel to Salix, as well as representatives from Salix’s financial advisors, Centerview Partners LLC (“Centerview Partners”) and J.P. Morgan. The parties discussed, among other things, Salix’s organization and structure, business, key products, strategy, regulatory status, financial information, accounting and legal matters.

On January 28, 2015, Salix announced that its Audit Committee, after discussion with management and Salix’s independent registered public accounting firm, Ernst & Young LLP (“EY”), concluded that Salix’s previously issued audited consolidated financial statements for the year ended December 31, 2013 and the previously issued unaudited consolidated financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2014, and the disclosures and related communications for each of those periods, required correction of certain errors and should no longer be relied upon. Salix advised that (i) management’s report on internal controls over financial reporting for the year ended December 31, 2013 should no longer be relied upon, (ii) EY’s opinion on the consolidated financial statements for the year ended December 31, 2013, as well as EY’s opinion on the effectiveness of Salix’s internal controls over financial reporting as of December 31, 2013, should no longer be relied upon, (iii) in light of the Audit Committee’s review, Salix and the Audit Committee were reevaluating Salix’s internal control over financial reporting and its disclosure controls and procedures and (iv) Salix management, in consultation with the Audit Committee, determined that material weaknesses existed in Salix’s internal control over financial reporting and that disclosure controls and procedures were ineffective at December 31, 2013 and through December 31, 2014. Salix also announced that immediately prior to filing its

Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Salix would restate the financial results contained in Salix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and the previously unaudited financial statements and other financial information contained in Salix’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2014, and the disclosures and related communications for these periods.

Following the January 28 meeting, Valeant and its advisors continued their due diligence investigation, including engaging in numerous diligence calls with Salix and its advisors regarding a variety of topics, including Salix’s business operations and conditions, as well as finance, legal and accounting matters.

On January 30, 2015, Valeant’s board of directors held a telephonic meeting with management regarding the proposed transaction.

On January 31, 2015, Valeant engaged a third party to assist it in connection with its due diligence investigation regarding certain accounting and related matters.

On February 6, 2015, the Valeant board of directors received a briefing from management regarding the potential transaction.

On February 6, 2015, Mr. Pearson discussed with a representative of J.P. Morgan that Valeant may deliver an oral non-binding indication of interest at $150 per share.

At a meeting on February 8, 2015 among Messrs. D’Alonzo, Pearson and Ingram, Mr. Pearson conveyed an oral non-binding indication of interest to acquire Salix for $150 per share in cash. Mr. D’Alonzo advised Messrs. Pearson and Ingram that he would present their proposal to the Salix Board, but that his belief was that the Salix Board would not accept a proposal at that price. Mr. Pearson advised Mr. D’Alonzo that he was reviewing other potential acquisitions, and that if a transaction did not present itself quickly he would refocus Valeant’s efforts on those other opportunities.

On February 11, 2015, the Valeant board of directors met with members of management and a representative of Sullivan & Cromwell to discuss the proposed transaction.

Also on February 11, 2015, Cadwalader sent Sullivan & Cromwell an initial draft of the merger agreement.

On February 12, 2015, Mr. Pearson requested to both Mr. D’Alonzo and representatives of J.P. Morgan that Salix provide a counterproposal to Valeant’s all cash $150 per share proposal by February 17, 2015, the date of the Salix Board meeting to discuss the proposal, or Valeant would withdraw from discussions and pursue other potential transactions available to Valeant.

On February 13, 2015, Sullivan & Cromwell sent a revised draft of the merger agreement to Cadwalader. The revised draft accepted the tender offer structure proposed by Salix in order to reduce the time period between signing and closing and also accepted Salix’s draft provisions with respect to antitrust matters, which would require Valeant to agree to divestitures if necessary in order to obtain antitrust approval.

On February 17, 2015, Mr. D’Alonzo called Mr. Pearson and advised him that Salix would be willing to negotiate a merger agreement at a price per share, in cash, of $160 per share. Mr. Pearson advised Mr. D’Alonzo that he expected to have fully committed financing by Friday, February 20, 2015, and that Valeant’s financing structure had been vetted with Valeant’s rating agencies. A few hours later, Mr. Pearson then called Mr. D’Alonzo to indicate that Valeant would be prepared to offer $155 per share so long as the transaction could be executed by the end of the weekend. Mr. D’Alonzo then called Mr. Pearson again and the two parties agreed to proceed on a non-exclusive basis with negotiating a merger agreement, subject to the approval of the boards of directors of the respective companies, based on a transaction pursuant to which Valeant would acquire Salix for

$158 per share in cash. The Valeant board of directors then held a telephonic meeting to discuss the proposed transaction with members of management and a representative from Sullivan & Cromwell. Also on February 17, Cadwalader sent a revised draft of the merger agreement to Sullivan & Cromwell.

On February 18, 19 and 20, 2015, Valeant and Sullivan & Cromwell engaged in extensive negotiations with Salix and Cadwalader regarding the terms of the merger agreement. Also during this time, Valeant and its advisors continued their due diligence investigation of Salix, including through diligence calls with Salix and its advisors.

The principal points of negotiation of the terms of the merger agreement included the scope of Salix’s representations and warranties and related disclosure obligations, Salix’s obligations between signing and closing, including restrictions relating to non-solicitation and the Salix Board Recommendation and restrictions with respect to employee matters, including the payment of 2014 annual bonuses and new hires and promotions, the amount of the termination fee payable by Salix, the exclusion of certain items, including the pending Audit Committee review and the matters which are the subject of such review, from the bringdown of the representations and warranties relating to an absence of material adverse effect on Salix and the right for Salix on behalf of its stockholders to pursue damages (including, to the extent proven, damages based on loss of the economic benefit of the transactions contemplated by the merger agreement to Salix’s stockholders). Valeant initially proposed in the draft merger agreement a termination fee equal to 4% of enterprise value. Salix proposed lowering the termination fee to 3% of the aggregate equity purchase price for the transaction. After extensive negotiation, the parties agreed to a termination fee of $356.4 million plus reimbursement for documented out-of-pocket expenses actually incurred by Valeant up to $50 million, payable by Salix to Valeant upon termination of the merger agreement in certain circumstances. On February 20, 2015, the Valeant board of directors held a meeting to discuss the final terms of the proposed transaction with members of management and a representative from Sullivan & Cromwell and approved the making of the Offer and entry into the merger agreement.

On February 20, 2015, the parties entered into the merger agreement. Also at that time, Valeant entered into a commitment letter in connection with the financing of the transaction and delivered a copy of the commitment letter to Salix.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser, VPI and Valeant — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Valeant, VPI, us and Salix or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Valeant, VPI, us and Salix or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Valeant, VPI, us and Salix were qualified and subject to important limitations agreed to by Valeant, VPI, us and Salix in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase. We acknowledge that, notwithstanding the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Offer to Purchase not misleading.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than 10 business days). Subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15 — “Conditions to the Offer,” we will (and VPI will cause us to), as promptly as practicable after the Expiration Date (but no later than 9:00 am Eastern Time, on the first business day after the Expiration Date), accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and as soon as practicable, but in any event no later than three business days, after the Expiration Date pay for all such shares. The initial Expiration Date will be 12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015).

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer Conditions are for the sole benefit of VPI and us, and we or VPI may waive, in whole or in part, any condition to the Offer from time to time, in our or its sole discretion, provided that we and VPI may not waive the Minimum Condition, or (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) add any conditions to the Offer in addition to the Offer Conditions or amend or modify any of the Offer Conditions in a manner adverse to the holders of Shares, (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to the holders of the Shares, in each case, without the prior written consent of Salix.

Extensions of the Offer

If on any then scheduled Expiration Date, all of the conditions to the Offer (including the Minimum Condition and the Offer Conditions) have not been satisfied, or waived by us, we will (and VPI will cause us to) extend the Offer for successive periods of up to 10 Business Days each, the length of each such period to be determined by VPI in its sole discretion, in order to permit the satisfaction of such conditions. However, we will not be required to, and will not without Salix’s prior written consent, extend the Offer beyond August 20, 2015. In addition, we must extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff.

Salix Board Recommendation

The Salix Board has, at a meeting duly called and held, (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Salix and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) determined to recommend that Salix’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer (the “Salix Board Recommendation”).

The Merger

The Merger Agreement provides that, as soon as practicable following the Offer Acceptance Time, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	we will be merged with and into Salix and, as a result of the Merger, our separate corporate existence will cease;

•	Salix will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of VPI; and

•	all of our property, rights, privileges, immunities, powers and franchises and those of Salix will vest in Salix as the Surviving Corporation, and all of our debts, liabilities and duties and those of Salix will become the debts, liabilities and duties of Salix as the Surviving Corporation.

Application of Section 251(h) of the DGCL. The Merger will be effected pursuant to, and governed by, Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer, VPI, we and Salix have agreed, subject to satisfaction of the conditions set forth in the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time.

Certificate of Incorporation; Bylaws. At the Effective Time: (i) the certificate of incorporation of the Surviving Corporation will be amended and restated as of the Effective Time to be in the form of our certificate of incorporation as in effect immediately prior to the Effective Time; and (ii) the bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to be in the form of our bylaws as in effect immediately prior to the Effective Time.

Changes of Directors and Officers in Connection with the Offer and the Merger. The Merger Agreement provides that our directors and officers immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation immediately following the Effective Time.

Merger Closing Conditions. Our obligations and the obligations of VPI and Salix to effect the Merger are subject to the satisfaction of each of the following conditions:

•	Purchaser having irrevocably accepted for payment, causing to be irrevocably accepted for payment, all Shares validly tendered and not withdrawn in the Offer; and

•	the consummation of the Merger having not then been restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental entity and there not having been in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents or prohibits the consummation of the Merger.

Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price in cash, without interest, subject to any withholding of taxes required by applicable legal requirements, except for Shares then owned by Valeant, VPI, Purchaser or any of their wholly owned subsidiaries and Shares held by Salix or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Payment for Shares. At or prior to the Effective Time, VPI will designate, pursuant to the terms of the Merger Agreement, a bank or trust company reasonably acceptable to Salix to act as paying agent (in such capacity, the “Paying Agent”) for purposes of effecting the payment of (i) the Merger Consideration to the holders of Shares in connection with the Merger and (ii) the payment in respect of Salix Options to holders who are not current or former employees of Salix or any of its subsidiaries (“Non-Employee Holders”). At or promptly after the Effective Time, VPI will deposit, or cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable in connection with the Merger and the payment in respect of Salix Options to Non-Employee Holders. As promptly as practicable after the Effective Time, VPI or the Surviving Corporation will cause the Paying Agent to mail to each holder of record of Certificates or Book-Entry Shares, entitled to receive the Merger Consideration (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent), and which will otherwise be in such form and have such other provisions as VPI and Salix may reasonably specify, and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration.

Upon surrender of Certificates and Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by VPI or the Surviving Corporation, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares will be entitled to receive an amount equal to the Offer Price for each Share formerly represented by such Certificates and for each Book-Entry Share. Any Certificates and Book-Entry Shares so surrendered will be cancelled. If the payment of any Merger Consideration is to be made other than to the person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of Salix, it will be a condition of payment that the Certificate so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment will have paid all transfer and other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or will have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares will only be made to the person in whose name such Book-Entry Shares are registered.

Each Non-Employee Holder entitled to an Option Payment will be entitled to receive such cash amount upon delivery of a properly completed letter of transmittal, which will be provided to the Non-Employee Holders of Salix Options at the same time letters of transmittal are provided to holders of Certificates and Book-Entry Shares.

No interest will be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares. The transmittal instructions will include instructions if the stockholder has lost a Certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by VPI or us, post a bond in such amount as we may reasonably direct, as indemnity against any claim that may be made against VPI, us, the Surviving Corporation and the Paying Agent in respect of such Certificate. At any time following 12 months after the Effective Time, VPI will be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (or Non-Employee Holders of Salix Options), and thereafter such holders will be entitled to look only to VPI (subject to abandoned property, escheat or other similar legal requirements) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares (or in the case of Non-Employee Holders of Salix Options, the Option Payment). If, prior to six years after the Effective Time (or otherwise immediately prior to such time on which any payment would escheat to or become the property of any governmental entity pursuant to any applicable abandoned property, escheat or similar legal requirements), any amounts remaining unclaimed by such holders at a time at which such amounts would otherwise escheat to or become property of any governmental body will become, to the extent permitted by applicable legal requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled to such amounts.

Each of the Surviving Corporation, VPI, Purchaser and the Paying Agent will be entitled to deduct and withhold from the Merger Consideration payable to any holder of Shares or any other consideration otherwise payable pursuant to the Merger Agreement (including the Offer Price and Option Payments) such amounts as it is required by any legal requirement to deduct and withhold with respect to taxes. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of Shares or Salix Options, as applicable, in respect of which such deduction and withholding was made.

Treatment of Salix Options and Salix Restricted Stock

Immediately prior to the Effective Time, each unexpired and unexercised Salix Option, whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Salix Option will be entitled to receive, in consideration of the cancellation of such Salix Option and in settlement therefor, an Option Payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) consisting of an amount equal to the product of (i) the total number of Shares previously subject to such Salix Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Salix Option. From and after the Effective Time, any such cancelled Salix Option will no longer be exercisable by the former holder thereof, but will only entitle such holder to the payment of the Option Payment.

Immediately prior to the Effective Time, each Share of Salix Restricted Stock will automatically become fully vested and then will be cancelled at the Effective Time, and in exchange therefor, each former holder of such cancelled Salix Restricted Stock will be entitled to receive, in consideration of the cancellation of such Salix Restricted Stock and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) equal to the per share Merger Consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties of VPI, us and Salix.

Some of the representations and warranties in the Merger Agreement made by Salix are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” with respect to Salix means a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of Salix and its subsidiaries, taken as a whole; provided, however, that in addition to certain other matters agreed to between the parties, none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect with respect to Salix:

(i)	any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which Salix and its subsidiaries conduct business;

(ii)	general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein;

(iii)	any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including any litigation, loss of or change in relationship with any customer, supplier, vendor or other business partner, or departure of any employee or officer, of Salix or any of its subsidiaries to the extent attributable to any of the foregoing;

(iv)	any change arising from any action expressly required to be taken or not taken in accordance with the terms of the Merger Agreement, or action taken, or failure to act, to which VPI has consented in writing;

(v)	acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism, or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement;

(vi)	any hurricane, earthquake, flood, or other natural disasters or acts of God;

(vii)	changes or prospective changes in laws (or interpretation thereof) after the date of the Merger Agreement;

(viii)	changes or prospective changes in United States generally accepted accounting principles (“GAAP”) (or interpretation thereof) after the date of the Merger Agreement;

(ix)	general conditions in the industries in which Salix and its subsidiaries operate;

(x)	any determination by, or delay of a determination by, the U.S. Food and Drug Administration (“FDA”) or any other governmental entity, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, labeling, contents of package insert, prescribing information, risk management profile, CMC matters, pre-approval inspection matters, requirement to conduct further clinical trials or any delayed or accelerated launch of products or product candidates of Salix or any of its competitors;

(xi)	the results of any pre-clinical or clinical testing sponsored by Salix, any of its competitors or any of their respective collaboration partners;

(xii)	any recommendations, statements or other pronouncements published or proposed by professional medical organizations or any governmental entity, or any panel or advisory body empowered or appointed thereby, relating to products or product candidates of Salix or any of its competitors;

(xiii)	any change or prospective change in reimbursement or payor rules or policies applicable to products or product candidates of Salix or any of its competitors;

(xiv)	any failure by Salix to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of the Merger Agreement and prior to the Acceptance Time; or

(xv)	a decline in the price of Shares on the NASDAQ or any other market in which such securities are quoted for purchase and sale or a lowering of the credit rating of Salix or any of its subsidiaries;

except, in the case of each of clauses (i), (ii), (v), (vii), (viii) or (ix), to the extent, but only to the extent, any such change or effect has a disproportionate adverse effect on Salix and its subsidiaries, taken as a whole, relative to the adverse effect such changes or effects have on other persons in the industries in which Salix and its subsidiaries operate.

Some of the representations and warranties in the Merger Agreement made by VPI and us are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to VPI means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or performance by VPI or us of any of their material obligations under the Merger Agreement.

In the Merger Agreement, Salix has made customary representations and warranties to VPI and us with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Salix and its subsidiaries;

•	Salix’s and its subsidiaries’ capitalization;

•	the corporate authority and power of Salix to perform its obligations under the Merger Agreement and the binding nature of the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Salix and its subsidiaries or applicable laws, on the other hand;

•	required filings and consents;

•	compliance with applicable laws and regulatory requirements, and the existence of permits;

•	Salix’s SEC filings and financial statements;

•	the existence of internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	books and records;

•	the absence of certain material undisclosed liabilities;

•	the absence of certain changes or events;

•	employee benefit plans;

•	labor and other employment matters;

•	material contracts and indebtedness;

•	the absence of litigation or other legal proceedings, orders, claims or investigations;

•	environmental matters;

•	intellectual property matters, including ownership and the absence of infringement of rights of others;

•	tax matters, including filings of material tax returns and payment of material taxes;

•	insurance coverage;

•	property and assets;

•	real property;

•	regulatory compliance;

•	compliance with certain anti-corruption and anti-bribery laws;

•	compliance with export control laws;

•	the receipt by the Salix Board of fairness opinions from Centerview Partners and J.P. Morgan;

•	the accuracy of information in this Offer to Purchase and the Schedule 14D-9;

•	the absence of a stockholder vote required to adopt the Merger Agreement or consummate the Merger;

•	the absence of brokers;

•	related party transactions; and

•	inventory matters.

In the Merger Agreement, we and VPI have made customary representations and warranties to Salix with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of VPI and Purchaser;

•	the corporate authority and power of VPI and Purchaser to perform their respective obligations under the Merger Agreement and the binding nature of the Merger Agreement;

•	the formation and activities of Purchaser;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, and the organizational or governing documents or certain agreements of VPI and Purchaser or applicable laws;

•	required filings and consents;

•	the absence of litigation or other legal proceedings, orders, claims or investigations;

•	the accuracy of information in this Offer to Purchase and the Schedule 14D-9;

•	Section 203 of the DGCL matters;

•	availability of funds necessary to perform our respective obligations under the Merger Agreement, including the payment of the aggregate Offer Price and consideration payable in the Merger; and

•	the absence of brokers.

None of the representations and warranties contained in the Merger Agreement will survive the consummation of the Merger.

Conduct of Business of Salix

The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time, except as previously disclosed to VPI in connection with the execution of the Merger Agreement, as required by applicable law, or as expressly required by any other provision of the Merger Agreement, unless VPI otherwise agrees in writing (such consent not to be unreasonably withheld, conditioned or delayed), Salix will, and will cause each of its subsidiaries to, (i) conduct its business only in the ordinary and usual course of business consistent with past practice and (ii) use its reasonable best efforts consistent with the foregoing to (A) keep available the services of the current officers, employees and consultants of Salix and each of its subsidiaries and preserve, in all material respects, the goodwill and current relationships of Salix and each of its subsidiaries with governmental entities, licensors, licensees, development collaboration or other commercialization partners, manufacturers, distributors, customers, suppliers and other persons with which Salix or any of its subsidiaries has significant business relations, (B) preserve intact its business organization, and (C) comply in all material respects with all applicable laws. In addition, during the same period, except as disclosed to VPI in connection with the execution of the Merger Agreement or as expressly required by any other provision of the Merger Agreement, Salix may not (unless required by applicable law), and may not permit any of its subsidiaries to, directly or indirectly, do, or agree to do, any of the following without the prior written consent of VPI (such consent not to be unreasonably withheld, conditioned or delayed):

•	amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

•	issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other equity interests in, Salix or any subsidiary of Salix of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities of Salix or any subsidiary of Salix, other than the issuance of Shares upon the exercise of Salix Options or Salix Warrants, or the conversion of Salix Convertible Notes, outstanding as of the date of the Merger Agreement in accordance with their terms;

•	sell, pledge, dispose of, transfer, lease, license, guarantee, let lapse, abandon or encumber any property or assets (including intellectual property rights) of Salix or any subsidiary of Salix, except pursuant to existing contracts or commitments or the sale of products or de minimis dispositions or abandonments in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock (other than dividends paid by a wholly owned subsidiary to Salix or another wholly owned subsidiary) or enter into any agreement with respect to the voting or registration of its capital stock;

•

reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or any of its other securities, except for (A) acquisitions of shares of Salix Common Stock in connection with the surrender of Shares by holders of Salix Options or Salix Warrants in order to pay the exercise price thereof, (B) the withholding, cancellation or repurchase of Shares to satisfy tax obligations with respect to awards granted pursuant to the Salix Stock Plans and (C) the acquisition by Salix of Salix Options and Salix Restricted Stock in connection with the forfeiture of such award, in each case in accordance with the terms of the applicable award or instrument as in effect on the date of the Merger Agreement;

•	acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any entity or group or any assets, other than acquisitions of active pharmaceutical ingredients and other supplies in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (other than a wholly owned subsidiary) for borrowed money, except for borrowings under Salix’s existing credit facilities or issuances of commercial paper for working capital purposes not prohibited by the Merger Agreement in an amount not to exceed $37,500,000 in the aggregate;

•	make any loans, advances or capital contributions to, or investments in, any entity;

•	enter into, terminate, cancel, renew, or request or agree to any material change in or waiver under any material contract;

•	enter into or amend any distribution, distribution services or similar agreement;

•	make or authorize any capital expenditure in excess of Salix’s capital expenditure budget;

•	except to the extent required by applicable law or the existing terms of any of Salix’s benefit plans:

•	increase the compensation, bonus, retirement, welfare, severance or termination pay of any director, officer, employee or consultant of Salix or any subsidiary of Salix;

•	terminate, adopt or establish any new benefit plan (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing benefit plan other than (i) termination of the Salix Stock Plans in accordance with the Merger Agreement and (ii) routine amendments to qualified retirement plans or health and welfare plans (other than existing severance plans) that do not increase benefits or result in increased administrative costs, or accelerate the vesting of any compensation (including equity-based awards) for the benefit of any director, officer, employee or consultant of Salix or any subsidiary of Salix;

•	provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit;

•	grant to any director, officer, employee or consultant of Salix or any of its subsidiaries any new award under any benefit plan including any right to receive any severance, change in control, retention, termination or similar compensation or benefits, or make amendments thereto or increases therein;

•	pay any bonus or incentive compensation under any benefit plan in excess of the amount earned based on actual performance;

•	pay any severance in excess of what is legally required under the terms of any benefit plan or applicable law;

•	hire any executive officer or any employee or consultant with maximum annual cash compensation opportunities in excess of $200,000 or hire any employee whose compensation and benefits are not in the ordinary course consistent with past practice for new hires in similar positions; or

•	promote any executive officer of Salix or promote any employee of Salix or any subsidiary of Salix to an executive officer position;

•	make any change in accounting policies, practices, principles, methods or procedures materially affecting the reported consolidated assets, liabilities or results of operations of Salix, other than as required by GAAP (or any authoritative interpretation thereof) or by a governmental entity;

•	compromise, settle or agree to settle any suit, action, claim, proceeding or investigation against Salix or any of its subsidiaries (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages (in excess of insurance proceeds) not to exceed $200,000 individually or $1,000,000 in the aggregate, in any case without the imposition of equitable relief on Salix or any subsidiary of Salix;

•	(i) except as may be required by applicable law, (A) make or change any tax election, (B) change any annual tax accounting period, (C) adopt or change any method of tax accounting, or (D) file any amended tax return reflecting an amount of taxes, or (ii)(A) settle or compromise any material liability for taxes, (B) surrender any right to claim tax refund, or (C) consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment other than extensions in the ordinary course of business consistent with past practice;

•	take any action that is intended to, or would reasonably be expected to, (i) result in any of the Offer Conditions or any of the conditions to the Merger not being satisfied or (ii) subject to exceptions to the non-solicitation and recommendation obligations in the Merger Agreement, prevent, impede, interfere with, hinder or delay the consummation by Salix of the Offer or the Merger; or

•	authorize or enter into any contract, or otherwise make any commitment, to do any of the foregoing actions.

In addition, VPI and we agreed that from the date of the Merger Agreement until the Effective Time, neither VPI nor we may, and each of VPI and we agreed to cause our respective subsidiaries not to, take any action that is intended to, would or would reasonably be expected to (i) result in any of the Offer Conditions or any of the conditions to the consummation of the Merger not being satisfied or (ii) prevent, impede, interfere with, hinder or delay the consummation by VPI or us of the Offer or the Merger.

Acquisition Proposals

Salix and its subsidiaries have agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, they will not, and will not authorize or permit any of their representatives to, directly or indirectly:

(a)	initiate, solicit or knowingly encourage (including by way of providing information) or facilitate the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below) or engage in any discussions or negotiations or otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations;

(b)	furnish to any person any nonpublic information in connection with an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(c)	approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal;

(d)	withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to VPI or us, the Salix Board Recommendation;

(e)

enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring Salix to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder; or

(f)	resolve, propose or agree to do any of the foregoing.

For purposes of the Merger Agreement, any action or failure to act set forth in clauses (c) and (d) above constitutes a “Change of Board Recommendation.”

In addition, Salix agreed to immediately cease and cause to be terminated any activities, discussion or negotiation with any persons conducted prior to the date of the Merger Agreement by Salix, its subsidiaries or any of their representatives with respect to any Acquisition Proposal and request to be returned or destroyed all confidential information provided by or on behalf of Salix or any of its subsidiaries to such person.

However, if (a) at any time after the date of the Merger Agreement and prior to the Acceptance Time, Salix receives an unsolicited bona fide written Acquisition Proposal from a third party, (b)(i) such Acquisition Proposal (or any precursor thereto) did not result from a breach of its non-solicitation and recommendation obligations in the Merger Agreement and Salix has complied with the terms of such provisions in all respects with respect to such Acquisition Proposal (and any precursor thereto) and (ii) Salix has not breached the non-solicitation and recommendation obligations in any material respect, (c) the Salix Board determines in good faith, after consultation with its financial advisors of nationally recognized reputation and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (d) after consultation with its outside counsel, the Salix Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to the Salix stockholders under applicable law, then Salix and its representatives may (i) furnish information with respect to Salix and its subsidiaries to the third party making such Acquisition Proposal and (ii) participate in discussions or negotiations with the third party making such Acquisition Proposal regarding the Acquisition Proposal; provided that Salix (x) will not, and will not allow its subsidiaries and the Salix representatives to, disclose any nonpublic information to the third party without first entering into an acceptable confidentiality agreement and (y) will promptly (and in no event later than 24 hours after providing such information) provide to VPI any information concerning Salix or its subsidiaries provided to the third party not previously provided to VPI.

For purposes of the Merger Agreement, “Acquisition Proposal” means any inquiry offer or proposal concerning any (a) merger, consolidation, other business combination or similar transaction involving Salix, (b) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, tender offer, joint venture or otherwise, of assets of Salix (including equity interests of a subsidiary) or any subsidiary representing 20% or more of the consolidated assets, revenues or net income of Salix and its subsidiaries, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 20% or more of the voting power of Salix or of any class of equity interests of Salix, (d) transaction in which any third party or group will acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20% or more of the voting power of Salix or of any class of equity interests of Salix or (e) any combination of the foregoing (in each case, other than the Offer and the Merger).

For purposes of the Merger Agreement, “Superior Proposal” means an unsolicited written bona fide proposal or offer constituting an Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50.1%), and which, in the good faith judgment of the Salix Board (after consultation with its financial advisors of nationally recognized reputation and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal (including the financing terms), and the third party making such proposal (a) if accepted, is reasonably likely to be consummated in accordance with its terms, and (b) if consummated would result in a transaction that is more favorable to Salix’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by VPI).

Following the date of the Merger Agreement, Salix will promptly (and in any event within 24 hours) notify VPI in the event that Salix, any subsidiary or any of their representatives receives (a) any Acquisition Proposal or indication by any third party that it is considering making an Acquisition Proposal, (b) any request for non-public information relating to Salix or any of its subsidiaries other than requests for information unrelated to an Acquisition Proposal or (c) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. Salix will notify VPI promptly (and in any event within 24 hours) of the identity of the third party and provide VPI a copy of the Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto. Salix will keep VPI reasonably informed on a current basis (and in any event at VPI’s request and otherwise no later than 24 hours after the occurrence of any changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations. Without limiting the foregoing, Salix will promptly (and in any event within 24 hours) notify VPI orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal as provided under the Merger Agreement.

Nothing in the Merger Agreement will prohibit Salix from disclosing to the Salix stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act.

Notwithstanding the restrictions described above, subject to complying with the procedures set forth below, if Salix receives an unsolicited Acquisition Proposal which the Salix Board concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of the Merger Agreement which may be offered by VPI, and so long as (a) such Acquisition Proposal (and any precursor thereto) did not result from a breach of the non-solicitation and recommendation obligations in the Merger Agreement and VPI has complied with the terms of such obligations in all respects with respect to such Acquisition Proposal (and any precursor thereto) and (b) Salix has not breached the non-solicitation and recommendation obligations in any material respect, the Salix Board may at any time prior to the Acceptance Time, if it determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the Salix stockholders under applicable law, (x) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (y) terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal. However, Salix may not terminate the Merger Agreement unless in advance of or concurrently with such termination Salix pays or causes to be paid to VPI the Termination Fee (as defined below) and otherwise complies with the applicable termination provisions described below.

In addition, the Salix Board may, at any time prior to the Acceptance Time, effect a Change of Board Recommendation for a reason unrelated to an Acquisition Proposal if the Salix Board has determined in good faith, after consultation with its outside counsel, that, in light of material facts, events or circumstances that have arisen or occurred after the date of the Merger Agreement that were not known by or reasonably foreseeable to Salix or the Salix Board prior to the date of the Merger Agreement, other than:

•	changes in the market price or trading volume of the Shares (however, the underlying reasons for such changes may constitute an Intervening Event),

•	the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Effective Time by Salix or VPI or any of their respective subsidiaries from any governmental entity in connection with the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated thereby,

•	an Acquisition Proposal, or an inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof,

•	the fact that, in and of itself, Salix exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (however, the underlying reasons for such events may constitute an Intervening Event), and

•	certain events previously agreed upon in connection with the execution of the Merger Agreement,

failure to take such action would be inconsistent with its fiduciary duties to the Salix stockholders under applicable law (an “Intervening Event”).

In addition to the restrictions described above, Salix may withdraw, modify or amend the Salix Board Recommendation in a manner adverse to VPI in connection with a Superior Proposal or an Intervening Event or terminate the Merger Agreement in connection with a Superior Proposal if (a) in the case of actions taken in relation to a Superior Proposal, (i) such Superior Proposal (and any precursor thereto) did not result from a breach of a breach of the non-solicitation and recommendation obligations in the Merger Agreement and Salix has complied with such obligations in all respects with respect to such Superior Proposal (and any precursor thereto) and (ii) Salix has not breached the non-solicitation and recommendation obligations in any material respect, and (b) whether or not such action relates to a Superior Proposal:

•	Salix has provided to VPI at least four business days’ prior written notice of its intention to take such action, which notice must specify:

•	if such action is to be taken in relation to a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and has contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”), or

•	if such action is to be taken in relation to an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action; and

•	prior to effecting a Change of Board Recommendation or terminating the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, Salix must, and must cause the Salix representatives to, during the Notice Period, negotiate with VPI in good faith (to the extent VPI desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that (A) if such action is to be taken in relation to a Superior Proposal, the Acquisition Proposal ceases to constitute a Superior Proposal or (B) if such action is to be taken in relation to an Intervening Event, the need for making a Change of Board Recommendation is obviated.

In the event of any revisions to the Superior Proposal or material developments in an Intervening Event, Salix will must deliver a new written notice to VPI and comply with the requirements of the non-solicitation and recommendation obligations of the Merger Agreement with respect to such new written notice, except that the four business day period described above will be two business days in respect of such revisions.

Filings, Consents and Approvals

Subject to the terms and conditions set forth in the Merger Agreement, each of the parties has agreed to use its respective reasonable best efforts to:

•	take, or cause to be taken, all actions, and do, or cause to be done, and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the Offer, the Merger and each of the other transactions contemplated by the Merger Agreement as promptly as practicable;

•	take, or cause to be taken, all actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act (including any extensions thereof) as soon as practicable;

•	cause each of the Offer Conditions and each of the conditions to the Merger to be satisfied as promptly as practicable;

•	obtain, as promptly as practicable, from any governmental entities, and maintain, any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by VPI or Salix or any of their respective subsidiaries, or to avoid or resolve any action or proceeding by any governmental entity (including those in connection with the HSR Act or any other antitrust or competition Law), in connection with the authorization, execution and delivery of the Merger Agreement and the associated transactions, including the Offer and the Merger;

•	as promptly as practicable (and in any event within 10 business days, unless otherwise agreed by the parties) after the date of the Merger Agreement, make all necessary filings with respect to the Merger Agreement, the Offer and the Merger as required under the HSR Act; and

•	as promptly as practicable after the date of the Merger Agreement, make all necessary filings (and any other subsequent required submissions and supply any additional information and documentary material that may be requested by any governmental entity), and pay any fees due, with respect to the Merger Agreement, the Offer and the Merger required under (i) the Exchange Act and any other applicable securities Laws, and (ii) any other applicable law, including any other antitrust or competition law; provided, that each of Salix, VPI and Purchaser will cooperate with each other in connection with (x) preparing and filing the offer documents, the Schedule 14D-9 and any other filings, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (z) seeking any such actions, consents, approvals or waivers or making any such filings.

We, Salix and VPI agreed to promptly furnish to each other all information required for any application or other filing under applicable law in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

At VPI’s request, Salix agreed to give (or cause its subsidiaries to give) any notices to third parties, and use, and cause its subsidiaries to use, their reasonable best efforts to obtain any third party consents, approvals or waivers required to be obtained under any material contracts or other contracts in connection with consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. Salix agreed to coordinate and cooperate with VPI in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts in connection with consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and seeking any such actions, consents, approvals or waivers. Notwithstanding the foregoing, neither Salix nor any of its subsidiaries must pay any consideration or make any agreements or commitments in connection with any such consents, approvals or waivers without the prior written consent of VPI.

The parties agreed that VPI will, on behalf of the parties, control and lead all communications with any governmental entity relating to antitrust or other competition laws, and determine and direct the strategy and process by which the parties will seek required approvals relating to the antitrust or other competition laws, subject to good faith consultations with Salix. VPI agreed to consult with Salix and consider in good faith the views of Salix prior to proposing, negotiating, or entering into any agreement, undertaking or understanding (whether oral or written) with any governmental entity relating to any antitrust or other competition laws, provided that the final determination as to the appropriate course of action will be made by VPI. If the parties do not agree with respect to any matter in connection with seeking required approvals relating to the antitrust or other competition laws, subject to and without limiting in any respect the parties’ obligations in this matter, VPI’s decision will control.

Furthermore, each party agreed to: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other governmental entity regarding the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. Each party agreed to consult and cooperate with the other parties and agreed to consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. In addition, except as may be prohibited by any governmental entity or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental entity in connection with such request, inquiry, investigation, action or legal proceeding.

VPI agreed to, and agreed to cause each of its subsidiaries to, take any and all steps necessary to avoid and eliminate each and every impediment under any antitrust or competition law that may be asserted by any governmental entity or any other person so as to enable the parties to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable (but in any event no later than August 20, 2015), including proposing, negotiating, effecting and agreeing to, by consent decree, hold separate order or otherwise, any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any or all of VPI’s or Salix’s respective businesses, product lines, divisions or assets or interests therein, and taking such action or actions that would in the aggregate have a similar effect, including agreeing to change or modify, and changing or modifying, any course of conduct regarding their respective future operations or otherwise taking actions that would limit their respective freedom of action with respect to, or ability to retain, one or more of their respective businesses, product lines, divisions or assets or interests therein. VPI agreed to take any and all actions necessary in order to ensure that (x) no requirement for non-action, a waiver, consent or approval of the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, any State Attorney General or other governmental entity, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition law, would preclude satisfaction of the Offer Conditions by August 20, 2015. Salix agreed if, but only if, requested by VPI so as to permit the expiration or termination of the applicable waiting periods under the HSR Act or the receipt of any other approval or the expiration or termination of any applicable waiting period under any other antitrust or competition law, in each case as soon as practicable after the date of the Merger Agreement (but in any event not later than necessary to satisfy the HSR Condition in the Merger Agreement at least three business days prior to the Expiration Date), to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any of its businesses, product lines, divisions or assets or interests therein, and take such action or actions that would in the aggregate have a similar effect; provided that any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions is conditioned on the occurrence of, and will become effective only from and after, the Effective Time.

VPI agreed not to, and agreed that it will cause its subsidiaries not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to:

•	impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval or exemption of any governmental entity necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period under applicable law;

•	materially increase the risk of any governmental entity entering any judgment, decree, injunction or other order prohibiting the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

•	materially increase the risk of not being able to remove any such judgment, decree, injunction or other order on appeal or otherwise; or

•	restrict, prevent, prohibit, impede or delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Each of VPI and Salix agree that if any litigation or other administrative or judicial action or proceeding is commenced, threatened or is reasonably foreseeable that seeks, or would reasonably be expected to seek, to restrict, prevent, prohibit, impede or delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, each will, and will cause each of their respective subsidiaries to, use its reasonable best efforts to take all actions, and do all things necessary, proper or advisable, and cooperate with each other, to contest and resist any such litigation, action or proceeding, including through litigation on the merits and appeal, and to, as applicable, avoid the entry of, or have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that restricts, prevents, prohibits, impedes or would have the effect of delaying the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement as promptly as practicable and in any event no later than necessary to satisfy the HSR Condition at least three business days prior to August 20, 2015. In the event that any such litigation, action or proceeding is commenced against VPI or Salix (or any of their respective directors or subsidiaries), or any such litigation, action or proceeding is, to the knowledge of VPI or Salix, as the case may be, threatened or reasonably foreseeable, VPI or Salix, as the case may be, agreed to promptly inform the other party in writing and will provide the other Party with such updates and such information as the other party may reasonably request with respect to such litigation, action or proceeding, and the status thereof. However, neither VPI nor Salix will be required to disclose any information if such disclosure would, in the opinion of its outside counsel, jeopardize any attorney-client or other legal privilege. In addition, the parties agreed to use reasonable best efforts to enable such information to be furnished or made available to the other party without jeopardizing privilege, including by entering into a customary joint defense agreement or common interest agreement.

Each of VPI, Purchaser and Salix agreed to provide such information and execute such further instruments and written assurances as may be reasonably requested by the other parties and assist and cooperate with the other parties, in each case in accordance with the provisions of the Merger Agreement, in order to carry into effect the intents and purposes of, and to consummate the transactions contemplated by, the Merger Agreement as promptly as practicable after the date of the Merger Agreement.

Employee Matters; Employee Benefits

For the period beginning at the Effective Time and ending on the first anniversary thereof (the “Continuation Period”), VPI agreed to provide, or to cause the Surviving Corporation to provide, to each Salix employee who remains employed by VPI or a subsidiary thereof following the Closing Date, compensation and benefits that are no less favorable in the aggregate to either those compensation and benefits that are generally made available by Salix to such employees immediately prior to the Effective Time or to similarly situated employees of VPI, as determined by VPI in its sole discretion. Except as expressly provided in the Merger Agreement, nothing in the Merger Agreement is intended to limit the right of VPI or the Surviving Corporation to (i) terminate the employment of any Salix employee at any time, (ii) change or modify any incentive compensation or employee benefit plan or arrangement at any time and in any manner, or (iii) change or modify the terms or conditions of employment for any of their employees.

With respect to any compensation or benefit plans sponsored by VPI or its affiliates (each a “VPI Benefit Plan”) in which any Salix employee who remains employed by VPI or a subsidiary thereof will participate effective as of or after the Effective Time, VPI will, or will cause the Surviving Corporation to, use reasonable best efforts to (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to any Salix employee under any VPI Benefit Plan that is a welfare plan to the extent they were inapplicable to, or satisfied under, the Salix employee benefit plans in which any such employee participated immediately prior to the Effective Time, (ii) cause the eligible expenses incurred by each Salix employee under any Salix Benefit Plan during the portion of the plan year ending on the Closing Date to be taken into account for purposes of satisfying any applicable deductible or out-of-pocket requirements under the corresponding VPI Benefit Plan that is a welfare plan, to the extent that such employee would have received credit for such co-payment or deductible under the corresponding Salix Benefit Plan in which the applicable employee participated immediately prior to the Effective Time, and (iii) recognize the service of each Salix employee with Salix and its subsidiaries prior to the Closing Date for purposes of eligibility and vesting (but not benefit accruals) under each VPI Benefit Plan in which Salix employees are eligible to participate after the Effective Time to the same extent such service was credited under the Salix benefit plans (except to the extent such service credit will result in the duplication of benefits).

The parties agreed that any Salix employee who terminates employment during the period beginning on the Effective Time and ending on the first anniversary thereof will be entitled to severance pay and benefits no less favorable in the aggregate than the severance pay and benefits such Salix employee would have been entitled to pursuant to the Salix severance plans and arrangements in effect prior to the execution of the Merger Agreement had such termination of employment occurred immediately prior to the Effective Time. With respect to each Salix employee with an employment agreement previously disclosed to VPI in connection with the execution of the Merger Agreement, VPI agreed to honor or cause to be honored the terms of each such employment agreement through the expiration, modification or termination of such agreements in conformity with applicable law.

The parties acknowledged and agreed that all provisions contained in the Merger Agreement with respect to employees were included for the sole benefit of the respective parties to the Merger Agreement and do not create any third-party beneficiary rights in any other person, including any Salix employees, former employees, any participant in any Salix employee benefit plan or any beneficiary or dependent thereof. The parties further acknowledged and agreed that no provisions of the Merger Agreement may (i) be construed to (x) establish, amend, or modify a Salix employee benefit plan or any other benefit plan, program, agreement or arrangement (including any VPI Benefit Plan), (y) require VPI or the Surviving Corporation to continue or amend any Salix employee benefit plan, VPI Benefit Plan or any other particular benefit plan after the consummation of the transactions contemplated by the Merger Agreement or (z) prevent or limit VPI from terminating or modifying any VPI Benefit Plan, Salix employee benefit plan or other employee benefit plan that VPI may establish or maintain or (ii) require VPI to continue or maintain the employment of any Salix employee following the Closing Date.

Indemnification of Officers and Directors

All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the time of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Salix, any of its subsidiaries or any of their respective predecessors: (i) will survive the Merger, (ii) will continue in full force and effect in accordance with their terms with respect to any claims against any such person arising out of such acts or omissions and (iii) will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person. VPI agreed to ensure that the Surviving Corporation complies with and honors the obligations described in this paragraph.

VPI agreed that in the event of any threatened or actual action, suit, claim, proceeding, investigation, or arbitration (each an “Indemnified Proceeding”), whether civil, criminal or administrative, by reason of (i) the fact that any individual who is a member of the Salix Board or an officer of Salix as of the date of the Merger Agreement, or who becomes a member of the Salix Board or an officer of Salix prior to the Effective Time (an “Indemnified Party”) is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Salix, any of its subsidiaries or any of their respective predecessors, or is or was serving at the request of Salix as a director, officer, employee or agent of another person or (ii) the Merger Agreement or any of the transactions contemplated by the Merger Agreement, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation will indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Indemnified Proceeding to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Indemnified Proceeding.

For the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years after the Effective Time, the Surviving Corporation will, and VPI will cause the Surviving Corporation to, maintain for the benefit of each Indemnified Party an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that contains terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of Salix’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement or, if such insurance coverage is unavailable, the best available coverage. However, the Surviving Corporation will not be required to pay a premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement (the “Maximum Amount”), and if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, VPI and the Surviving Corporation will procure and maintain for such six-year period the most advantageous policy available for an annual premium equal to the Maximum Amount.

The obligations under the Indemnification section of the Merger Agreement may not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties are third party beneficiaries of this section of the Merger Agreement).

Takeover Laws

If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover law becomes or is deemed to be applicable to the parties, the Offer, or the Merger, including the acquisition of Shares pursuant to the Merger, or any other transaction contemplated by the Merger Agreement, then the Salix Board agreed to take all action necessary to render such law inapplicable to the transactions contemplated by the Merger Agreement.

Rule 14d-10(d) Matters

Prior to the Acceptance Time, Salix (acting through the Compensation Committee of the Salix Board) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by Salix or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Convertible Notes and Hedging Transactions

The 2015 Notes

On June 3, 2010, Salix issued $345 million in aggregate principal amount of 2015 Notes under an indenture, dated as of June 3, 2010 (the “2015 Indenture”), between Salix and U.S. Bank National Association, as trustee (the “Trustee”). The 2015 Notes bear interest at a rate of 2.75% per year, payable semiannually in arrears on May 15 and November 15 of each year. The 2015 Notes, substantially all of which remained outstanding as of February 27, 2015, will mature on May 15, 2015, unless converted or repurchased in accordance with their terms prior to such date.

Upon issuance, and subject to certain conditions, the 2015 Notes were convertible into 7,437,924 Shares under certain circumstances prior to maturity at a conversion rate of 21.5592 Shares per $1,000 principal amount of the 2015 Notes, which represents a conversion price of approximately $46.38 per Share, subject to adjustments as provided under the 2015 Indenture. The 2015 Notes are currently convertible at the option of the noteholders under the terms of the 2015 Indenture; however, that conversion right expires at the close of business on the second scheduled trading day immediately preceding the stated maturity date of May 15, 2015. On July 3, 2014, Salix notified the Trustee that it had irrevocably elected to satisfy any conversion obligation related to the 2015 Notes submitted for conversion on or after July 3, 2014 by paying a combination of cash (with respect to such portion of the conversion obligation equal to the principal amount) and Shares (with respect to such portion of the conversion obligation in excess of the principal amount).

The consummation of the Offer and the consummation of the Merger would each constitute a “Fundamental Change” and a “Make-Whole Fundamental Change” under the 2015 Indenture. Upon the occurrence of the Offer and/or the Merger, the noteholders will have the right, at their option, to require Salix to purchase in cash all of their 2015 Notes or any portion of the principal amount thereof that is equal to $1,000, or an integral multiple of $1,000, on the “Fundamental Change Repurchase Date” (as defined in the 2015 Indenture) to be specified by Salix; such a purchase would be required, for the 2015 Notes that Salix is required to purchase, on the date that is not less than 20 nor more than 35 business days after the date on which Salix notifies the noteholders of the occurrence of the effective date for the Offer and/or the Merger. The price Salix is required to pay is equal to 100% of the principal amount of the 2015 Notes to be purchased plus accrued and unpaid interest, including any additional interest, to but excluding the Fundamental Change Repurchase Date (unless the Fundamental Change Repurchase Date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to noteholders of the 2015 Notes as of the preceding record date and the price Salix is required to pay to the noteholders surrendering the 2015 Notes for purchase will be equal to 100% of the principal amount of the 2015 Notes subject to purchase and will not include any accrued and unpaid interest, including any additional interest).

If the noteholders elect to convert their 2015 Notes at any time from, and including, the effective date of the Offer or the Merger to, and including, the business day immediately preceding the related Fundamental Change Repurchase Date (such period, the “Make-Whole Fundamental Change Period”) (but prior to the expiration of noteholders’ conversion right under the 2015 Indenture at the close of business on the second scheduled trading day immediately preceding the stated maturity date of May 15, 2015), the applicable conversion rate may be increased by an additional number of Shares, which, if applicable, will be determined by reference to the table set forth in Section 15.03 of the 2015 Indenture and based upon the Offer Price and the effective date of the Offer and/or the Merger. Solely for illustrative purposes under Section 15.03 of the 2015 Indenture, based on the Offer Price of $158.00 and a hypothetical effective date of the Merger of April 1, 2015, the applicable conversion rate would be increased by an additional 0.0132 Shares for each $1,000 principal amount of the 2015 Notes properly converted during the Make-Whole Fundamental Change Period.

Capped Call Transactions Relating to the 2015 Notes

In connection with the issuance of the 2015 Notes, Salix entered into capped call transactions with a counterparty covering approximately 7,437,924 Shares. The capped call transactions have a strike price of $46.38 and a cap price of $62.44, and are automatically exercisable when and if the 2015 Notes are converted, subject to the terms and conditions of the capped call transactions. If the capped call transactions (or portions thereof) are exercised and the volume-weighted average price per Share, as measured under the terms of the capped call transactions at the time of exercise, is greater than the strike price of the capped call transactions (which corresponds to the initial conversion price of the 2015 Notes and is subject to customary anti-dilution adjustments similar to those applicable to the 2015 Notes), then the counterparty is expected to deliver to Salix a number of Shares and/or cash with an aggregate value approximately equal to the product of such excess (up to the cap price) and the number of Shares relating to the capped call transactions (or the portions thereof) being exercised.

The 2019 Notes

On March 16, 2012, Salix issued $690 million in aggregate principal amount of its 1.5% Convertible Senior Notes due 2019 (the “2019 Notes”) under an indenture, dated as of March 16, 2012 (the “2019 Indenture”), between Salix and the Trustee. The 2019 Notes bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 15 and September 15 of each year. The 2019 Notes, substantially all of which remained outstanding as of February 27, 2015, will mature on March 15, 2019, unless converted or repurchased in accordance with their terms prior to such date.

Upon issuance, and subject to certain conditions, the 2019 Notes were convertible into 10,484,343 Shares under certain circumstances prior to maturity at a conversion rate of 15.1947 Shares per $1,000 principal amount of the 2019 Notes, which represents a conversion price of approximately $65.81 per Share, subject to adjustments as provided under the 2019 Indenture. Noteholders may submit their 2019 Notes for conversion at their option at specified times prior to the stated maturity date of March 15, 2019 only if: (1) the last reported sale price of the Shares for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the 2019 Notes on the last day of such preceding fiscal quarter; (2) the trading price for the 2019 Notes, per $1,000 principal amount, for each such trading day was less than 98% of the product of the last reported sale price of the Shares and the conversion rate of the 2019 Notes on such date; or (3) Salix enters into specified corporate transactions, including the Offer or the Merger. The 2019 Notes are currently convertible at the option of the noteholders under the terms of the 2019 Indenture. On July 3, 2014, Salix notified the Trustee that it had irrevocably elected to satisfy any conversion obligation related to the 2019 Notes submitted for conversion on or after July 3, 2014 by paying a combination of cash (with respect to such portion of the conversion obligation equal to the principal amount) and Shares (with respect to such portion of the conversion obligation in excess of the principal amount).

The consummation of the Offer and the consummation of the Merger would each constitute a “Fundamental Change” and a “Make-Whole Fundamental Change” under the 2019 Indenture. Upon the occurrence of the Offer and/or the Merger, the noteholders will have the right, at their option, to require Salix to purchase in cash all of their 2019 Notes or any portion of the principal amount thereof that is equal to $1,000, or an integral multiple of $1,000, on the “Fundamental Change Repurchase Date” (as defined in the 2019 Indenture) to be specified by Salix; such a purchase would be required, for the 2019 Notes that Salix is required to purchase, on the date that is not less than 20 nor more than 35 business days after the date on which Salix notifies the noteholders of the occurrence of the effective date for the Offer and/or the Merger. The price Salix is required to pay is equal to 100% of the principal amount of the 2019 Notes to be purchased plus accrued and unpaid interest, including any additional interest, to but excluding the Fundamental Change Repurchase Date (unless the Fundamental Change Repurchase Date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to noteholders of the 2019 Notes as of the preceding record date and the price Salix is required to pay to the noteholders surrendering the 2019 Notes for purchase will be equal to 100% of the principal amount of the 2019 Notes subject to purchase and will not include any accrued and unpaid interest, including any additional interest).

If the noteholders elect to convert their 2019 Notes at any time during the Make-Whole Fundamental Change Period, the applicable conversion rate may be increased by an additional number of Shares, which, if applicable, will be determined by reference to the table set forth in Section 15.03 of the 2019 Indenture and based upon the Offer Price and the effective date of the Offer and/or the Merger. Solely for illustrative purposes under Section 15.03 of the 2019 Indenture, based on the Offer Price of $158.00 and a hypothetical effective date of the Merger of April 1, 2015, the applicable conversion rate would be increased by an additional 0.2457 Shares for each $1,000 principal amount of the 2019 Notes properly converted during the Make-Whole Fundamental Change Period.

Convertible Bond Hedge Transactions and Warrant Transactions Relating to the 2019 Notes

In connection with the issuance of the 2019 Notes, Salix entered into convertible bond hedge transactions with certain counterparties covering 10,484,343 Shares. The convertible bond hedge transactions have a strike price of $65.81 and are automatically exercisable when and if the 2019 Notes are converted. If the convertible bond hedge transactions (or portions thereof) are exercised and the volume-weighted average price per Share, as measured under the terms of the convertible bond hedge transactions at the time of exercise, is greater than the strike price of the convertible bond hedge transactions (which corresponds to the initial conversion price of the 2019 Notes and is subject to customary anti-dilution adjustments similar to those applicable to the 2019 Notes), then the counterparties are expected to deliver to Salix a number of Shares and/or cash with an aggregate value approximately equal to the product of such excess and the number of Shares relating to the convertible bond hedge transactions (or the portions thereof) being exercised. The convertible bond hedge transactions may be terminable by the counterparties as a result of the Offer and/or the Merger, or as a result of market events relating thereto that affect the relevant counterparties’ ability to hedge their related risks.

Simultaneously with entering into the convertible bond hedge transactions, Salix also entered into privately negotiated warrant transactions whereby Salix sold to the counterparties to the convertible bond hedge transactions warrants to acquire 10,484,343 Shares at a strike price of $85.31 per Share, subject to adjustments. The warrant transactions will be terminated as a result of the Offer and/or the Merger.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements and access, certain notices, confidentiality, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, and assumption of certain obligations.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of VPI and Salix;

(b)	by either Salix or VPI by written notice to the other, if the Acceptance Time has not occurred on or prior to August 20, 2015, except that the right to terminate the Merger Agreement will not be available to any party whose material breach of the Merger Agreement has been the cause of or resulted in the failure of the Acceptance Time to occur on or prior to August 20, 2015;

(c)	by either Salix or VPI, by written notice to the other, if any court of competent jurisdiction or other governmental entity, in each case that is in a jurisdiction material to the business of VPI and Salix, taken together, has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the Merger, and such order, decree, ruling or other action has become final and nonappealable; provided that no party may terminate the Merger Agreement if it has failed to comply with certain obligations relating to required approvals in any manner that was the cause of or resulted in the foregoing to occur;

(d)	by VPI, at any time prior to the Acceptance Time, by written notice to Salix, if:

(i)	a Change of Board Recommendation has occurred,

(ii)	Salix or the Salix Board (or any committee thereof) has adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement,

(iii)	at any time after receipt or public announcement of an Acquisition Proposal, the Salix Board has failed to reaffirm the Salix Board Recommendation within three business days of a written request to do so by VPI, or

(iv)	any tender offer or exchange offer is commenced that, if successful, would result in any third party or group becoming the beneficial owner of 20% or more of the outstanding Shares and the

Salix Board has not recommended that Salix’s stockholders reject such tender offer or exchange offer and not tender their Shares into the tender offer or exchange offer within 10 business days after commencement of such tender offer or exchange offer;

(e)	by Salix, at any time prior to the Acceptance Time, by written notice to VPI, if the Salix Board determines to accept a Superior Proposal if permitted to accept such Superior Proposal as described above); provided that simultaneously with such termination Salix enters into the Alternative Acquisition Agreement and concurrently with or prior to such termination pays or causes to be paid the Termination Fee to VPI as described below;

(f)	by VPI, at any time prior to the Acceptance Time, by written notice to Salix, if:

(i)	any representation or warranty of Salix contained in the Merger Agreement is inaccurate or has become inaccurate as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date), except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), or there has been a breach of any covenant of Salix contained in the Merger Agreement in any material respect, in any case, such that an Offer Condition would not be satisfied; and

(ii)	either such inaccuracy or breach is not capable of cure or, if curable, such breach is not cured within the earlier of (A) 30 days after written notice thereof is given by VPI to the Salix. and (B) August 20, 2015; or

(g)	by Salix, at any time prior to the Acceptance Time, by written notice to VPI, if:

(i)	any representation or warranty of VPI or Purchaser contained in the Merger Agreement is inaccurate or has become inaccurate as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date), except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) or there has been a breach of any covenant of VPI or Purchaser contained in the Merger Agreement that has had or is reasonably like to have, individually or in the aggregate, a material adverse effect upon VPI’s or Purchaser’s ability to consummate the Offer or the Merger; and

(ii)	either such inaccuracy or breach is not capable of cure or, if curable, such inaccuracy or breach is not cured within the earlier of (A) 30 days after written notice thereof is given by Salix to VPI and (B) August 20, 2015.

Effects of Termination

In the event of termination, the Merger Agreement will become void and there will be no liability or obligation on the part of the parties or their respective subsidiaries, officers or directors, other than, subject to certain exceptions, with respect to any liabilities or damages incurred or suffered by a party as a result of the willful breach by another party of any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement.

Termination Fees

Salix will be required to pay or cause to be paid to VPI a termination fee of $356.4 million (the “Termination Fee”) and reimburse the documented out-of-pocket expenses of Valeant, VPI and Purchaser up to a maximum of $50 million if the Merger Agreement is terminated:

•	by VPI pursuant to paragraph (d) under “Termination of the Merger Agreement” above;

•	by Salix, pursuant to paragraph (e) under “Termination of the Merger Agreement” above; or

•	by either VPI or Salix pursuant to paragraph (b) under “Termination of the Merger Agreement” above, or by VPI pursuant to paragraph (f) under “Termination of the Merger Agreement” above if:

•	after the date of the Merger Agreement and prior to the date of termination of the Merger Agreement a bona fide Acquisition Proposal has been made or otherwise communicated to the senior management of Salix or the Salix Board or Salix’s stockholders or any third party has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal; and

•	(x) any Acquisition Proposal is consummated within 12 months of such termination or (y) Salix enters into a definitive agreement providing for an Acquisition Proposal within 12 months of such termination, within one business day after the date of the earliest to occur of such events described in clauses (iii)(x) and (iii)(y) (with references to 20% in the Acquisition Proposal being deemed to be references to 50.1% for this purpose).

In the event that the Termination Fee becomes payable and Salix pays the Termination Fee to VPI in accordance with the Merger Agreement, VPI’s receipt of the Termination Fee and the payment of certain other amounts due will constitute the sole and exclusive remedy of VPI under the Merger Agreement.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically its terms and provisions, this being in addition to any other remedy to which they are entitled under law or equity.

Governing Law

The Merger Agreement is governed by Delaware law.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement (as defined below) is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibits (d)(2) and (d)(3) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser, VPI and Valeant” above.

On January 20, 2015, Valeant and Salix entered into a Confidentiality Agreement (as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Valeant agreed that, subject to certain exceptions, all non-public information made available by Salix to Valeant or its representatives would be kept confidential and used by Valeant and its representatives solely for the purpose of evaluating and negotiating a possible mutually agreed business combination between Valeant and Salix and would be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement includes a “standstill” provision that prohibits Valeant and its representatives from taking certain actions with respect to Salix for a period of 18 months from the date of such agreement subject to certain customary exceptions and termination provisions.

12.	Purpose of the Offer; Plans for Salix.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire the entire equity interest in Salix, while allowing Salix’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, VPI, we and Salix have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a meeting of Salix stockholders in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Salix and will no longer participate in the future growth of Salix. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Salix and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Salix

The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Salix and that, following the Merger and until thereafter amended, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated as of the Effective Time to conform to our certificate of incorporation as in effect immediately prior to the Effective Time, and (ii) the bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to conform to our bylaws as in effect immediately prior to the Effective Time. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Certificate of Incorporation; Bylaws.”

From and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, our directors and officers immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation immediately following the Effective Time. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Changes of Directors and Officers in Connection with the Offer and the Merger.”

Valeant, VPI and Purchaser are conducting a detailed review of Salix and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Valeant, VPI and Purchaser will continue to evaluate the business and operations of Salix during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Valeant and VPI intend to review such information as part of a comprehensive review of Salix’s business, operations, capitalization and management with a view to optimizing development of Salix’s potential in conjunction with Salix’s or Valeant’s existing businesses. Possible changes could include changes in Salix’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Valeant, VPI, Purchaser and, after completion of the Offer and the Merger, the reconstituted Salix Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, we and VPI do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Salix, the disposition of securities of Salix, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Salix or its subsidiaries or the sale or transfer of a material amount of assets of Salix or its subsidiaries.

13.	Certain Effects of the Offer.

Market for Shares. If the Offer is successful, there will be no market for the Shares because, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, VPI and Salix intend to consummate the Merger as soon as practicable following the consummation of the Offer.

NASDAQ Listing. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the consummation of the Offer), the Shares will no longer meet the requirements for continued listing on NASDAQ because VPI will be the only stockholder. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Salix to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Salix currently files periodic reports on account of the Shares. Subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, VPI and Salix will consummate the Merger as soon as practicable following the consummation of the Offer, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and expect to take steps to cause the suspension of all of Salix’s reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Salix may terminate its Exchange Act registration and suspend its reporting obligations on account of the Shares if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares and (iii) Salix is not otherwise required to furnish or file reports under the Exchange Act.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Following the Offer (and prior to the Effective Time), the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As described in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Salix,” the Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, except as expressly required by the Merger Agreement, as required by applicable legal requirements, or otherwise with the prior written consent of VPI (which consent will not be unreasonably withheld, delayed or conditioned), Salix will not, and will not permit any of its subsidiaries to establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, except dividends and distributions paid or made to Salix by its wholly owned subsidiaries.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer, we will not be required to accept for payment, (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, if:

•	the Minimum Condition has not been satisfied by the Expiration Date;

•	the HSR Condition has not been satisfied at or prior to the Expiration Date;

•	the consummation of the Offer or the Merger is restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental entity or there is in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Offer or the Merger by any governmental entity which prevents or prohibits the consummation of the Offer or the Merger;

•	any representation or warranty of Salix contained in the Merger Agreement relating to certain capitalization matters specified in the Merger Agreement were not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except for any failures to be so true and correct that, individually or in the aggregate, are de minimis;

•

any representation or warranty of Salix contained in the Merger Agreement with respect to certain due incorporation, capitalization, due authorization, no conflict with organizational documents, opinions of financial advisors, required vote and broker matters (without giving effect to any references to any Salix Material Adverse Effect or materiality qualifications therein), in each case as specified in the Merger Agreement, was not true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time);

•	the representations and warranties of Salix contained in the Merger Agreement to the effect that there has not been a Material Adverse Effect since December 31, 2013 were not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date;

•	any other representation or warranty of Salix (without giving effect to any references to any Material Adverse Effect or materiality qualifications therein) was not true and correct in any respect as of the date of the Merger Agreement and as of Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Material Adverse Effect;

•	Salix fails to comply with the interim covenant restricting issuances and other transactions in its stock except to the extent such failure is de minimis or fails to perform in all material respects all of its other covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

•	five business days have not passed after completion of the Marketing Period;

•	Purchaser has not received a certificate executed by an executive officer of Salix, dated as of the Expiration Date confirming that the conditions set forth in the fourth through eighth bullets above have been duly satisfied; or

•	the Merger Agreement is terminated in accordance with its terms.

The foregoing conditions (the “Offer Conditions”) are for the sole benefit of VPI and Purchaser and (except for the Minimum Condition) may be waived by VPI and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of VPI and Purchaser. The failure by VPI or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

“Marketing Period” means the first period of 20 consecutive calendar days, commencing on the later of (x) March 23, 2015 and (y) the date after the date of the Merger Agreement, throughout which and on the first and last day of which (a) VPI has received certain information from Salix which it needs in connection with its financing efforts and such information complies with certain criteria as to its accuracy; and (b) the Offer Conditions (other than the Minimum Condition, the condition relating to the completion of the Marketing Period and those conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived, and nothing has occurred and no condition exists that would cause any of the Offer Conditions to fail to be satisfied assuming the closing would be scheduled at any time during such 20 consecutive calendar day period. The Marketing Period will end on any date on which VPI obtains its financing if such date is prior to the end of the 20 consecutive calendar day period referred to above and the Marketing Period will not include July 3, 2015 (it being understood that such excluded day will not be deemed to be a calendar day for purposes of the consecutive calendar day requirement). The Marketing Period is subject to certain conditions and adjustments.

16.	Adjustments to Prevent Dilution.

In the event that, notwithstanding Salix’s covenant to the contrary (See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Salix”), between the date of the Merger Agreement and the Effective Time, Salix changes the number of outstanding Shares by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Offer Price and the consideration payable in the Merger will be equitably adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

17.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 17, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 17, based on our, VPI’s and Valeant’s review of publicly available filings by Salix with the SEC and other information regarding Salix, we are not aware of any governmental license or regulatory permit that appears to be material to Salix’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, any such approval or other action, if needed, may not be obtained or may not be obtained without substantial conditions, and failure to obtain any such approvals or take any such other actions might result in adverse consequences to Salix’s business, or might result in a requirement to dispose of certain parts of Salix’s business, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Litigation

Following the announcement of the execution of the Merger Agreement, three purported stockholder class actions were filed challenging the proposed transaction. All of the actions were filed in the Delaware Court of Chancery: Feinstein v. Valeant Pharmaceuticals International, Inc., et al., C.A. No. 10721 (filed February 25, 2015), Garcia v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10728 (filed February 27, 2015) and Gonsalves v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10737 (filed March 2, 2015). The Feinstein complaint names the Salix Board, Valeant, VPI and Purchaser as defendants, and the Garcia and Gonsalves complaints name the Salix Board, Valeant, VPI, Purchaser and Salix as defendants. The complaints allege generally that the members of the Salix Board breached their fiduciary duties to stockholders and that the other defendants aided and abetted such breaches, by seeking to sell Salix for inadequate consideration and agreeing to allegedly preclusive deal protections. The complaints seek, among other things, injunctive relief, including enjoining the proposed transaction, and unspecified attorneys’ and other fees and costs. We intend to vigorously defend against such claims.

State Takeover Statutes

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us or VPI because the Salix Board has approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203.

A number of other states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

U.S. Antitrust Compliance

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days. The waiting period may be shortened if the reviewing agency grants “early termination.” The period may be lengthened if the acquiring person voluntarily withdraws and re-files to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material (known as a “Second Request”).

Pursuant to the HSR Act, we and Salix filed our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on February 27, 2015 and March 2, 2015, respectively, for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the U.S. federal antitrust laws of our proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Valeant, Salix or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any U.S. federal antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Based upon an examination of publicly available and other information relating to Salix’s services and offerings, VPI and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, VPI and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, deliver to Salix a written demand for appraisal of Shares held, which demand must reasonably inform Salix of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Salix will not be required to submit the adoption of the Merger Agreement to a vote of Salix’s stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, VPI and Salix will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of Salix stockholders in accordance with Section 251(h) the DGCL.

18.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation and, subject to certain limits, reimbursement for reasonable out-of-pocket expenses and customary indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither VPI nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such state. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such state and extend the Offer to holders of Shares in such state in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and VPI have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Salix has advised Purchaser that it will file no later than March 6, 2015 with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange

Act, setting forth the recommendation of the Salix Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Salix may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

SUN MERGER SUB, INC.

March 4, 2015

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF VALEANT, VPI AND PURCHASER

The following table sets forth the (i) name, (ii) current principal occupation, (iii) material occupations, positions, offices or employment held within the past five years of each director and executive officer of Valeant, VPI and Purchaser, and (iv) name, address, and principal business of any corporation in which the occupation, position, office or employment was carried on. Unless otherwise indicated, the business address of each individual in this schedule is Valeant Pharmaceuticals International, Inc., 2150 St. Elzéar Blvd. West, Laval, Québec, Canada, H7L 4A8. Unless otherwise indicated, each position set forth opposite an individual’s name refers to employment with Valeant and each individual has held the applicable position for at least the last five years. During the past five years, to our knowledge or the knowledge of Valeant, VPI and Purchaser, respectively, after reasonable inquiry, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Directors of Valeant

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years
Ronald H. Farmer Canada Director	Mr. Farmer has been serving on the Valeant Board since August 2011. Since 2003, Mr. Farmer has been the Managing Director of Mosaic Capital Partners, a Toronto-based holding company, located at 6300 Northam Drive, Mississauga, ON, Canada, L4V 1H7, with interests in several private companies in Canada and the United States. Mr. Farmer is also Director Emeritus of McKinsey & Company (“McKinsey”), where he spent 25 years in the Toronto and New York offices, located at 110 Charles Street West, Toronto, ON, Canada, M5S 1K9, and 55 East 52nd Street, 21st Floor, New York, NY 10022, respectively, prior to his retirement in 2003. At McKinsey, he worked with leading global corporations in a variety of industries on strategy and organization challenges and held a number of leadership positions, including serving as a Managing Partner of the Canadian practice from 1991 to 1997 and co-leading its Global eBusiness practice. He served on McKinsey’s Shareholder Council (board of directors). Mr. Farmer is a director on several private company boards including Integran Technologies, located at 6300 Northam Drive, Mississauga, ON, Canada, L4V 1H7, and PowerMetal Technologies, located at 2726 Loker Avenue West, Carlsbad, CA 92010. He has also been a director of the Bank of Montreal, located at 100 King Street West, 1 First Canadian Place, Toronto, ON, Canada, M5X 1A1, since 2003 where he serves on the audit, nominating and governance, and human resources committees. He also serves on the Advisory Council of the Schulich School of Business, located at 4700 Keele Street, Toronto, ON, Canada, M3J 1P3. He is a former director of Afexa Life Sciences Inc., located at 9604 20th Avenue, Edmonton, AB, Canada, T6N 1G1.

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years
Colleen A. Goggins United States Director	Ms. Goggins has been serving on the Valeant Board since May 2014. She has been a member of the board of directors of the Toronto-Dominion Bank, located at 66 Wellington Street West, P.O. Box 1, TD Bank Tower, Toronto, Ontario, M5K 1A2, since 2012. She is also a member of the TD board’s risk committee. In 2013, she joined the Munich-based supervisory board of KraussMaffei Group, located at Krauss-Maffei-Str. 2, 80997 Munich, Germany, a global supplier of machinery and systems for processing plastics and rubber. KraussMaffei Group is a portfolio company of the private equity firm ONEX. Ms. Goggins was employed from 1981 to 2011 by Johnson & Johnson, located at One Johnson & Johnson Plaza, New Brunswick, NJ, 08933. From 2001 to 2011, she served on Johnson & Johnson’s executive committee and as Worldwide Chairman of the Consumer Group, providing strategic leadership for a fully integrated personal and healthcare portfolio which included many leading brands. Ms. Goggins is involved with a number of non-profit organizations, including the University of Wisconsin Foundation (member of the executive committee and chair of the budget and compensation committee), located at 1848 University Avenue, Madison, WI, 53726; University of Wisconsin Center for Brand and Product Management (member), located at Wisconsin School of Business, Grainger Hall, 975 University Ave., Madison, WI 53706; and New York Citymeals -on-Wheels (board member), located at 355 Lexington Ave, 3rd floor, New York, NY, 10017-6603.

Robert A. Ingram United States Director	Mr. Ingram has been serving on the Valeant Board since September 2010, was the Lead Director from September 2010 to December 2010, was the Chairman of the Valeant Board from December 2010 to March 2011 and is now our Lead Director. Since January 2007, Mr. Ingram has been a general partner at Hatteras Venture Partners, a venture capital firm with a focus on biopharmaceuticals, medical devices, diagnostics and related opportunities in human medicine, located at 280 South Mangum Street, Suite 350, Durham, NC 27701. Since January 2010, he has served as a special advisor to the Chief Executive Officer of GlaxoSmithKline (“GSK”), located at 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom. He served as Vice Chairman Pharmaceuticals of GSK from 2002 through 2009 and Chief Operating Officer and President of Pharmaceutical Operations, Chief Executive Officer of Glaxo Wellcome plc from October 1997 to December 2000 and chairman of the board of Glaxo Wellcome Inc., Glaxo Wellcome plc’s U.S. subsidiary, from January 1999 to December 2000. Mr. Ingram was President and Chief Executive Officer of Glaxo Wellcome Inc. from October 1997 to January 1999. Mr. Ingram is also a member of the Board of Advisors for the H. Lee Moffitt Cancer Center and Research Triangle Institute, located at 12902 Magnolia Drive, Tampa, FL 33612, as well as Chairman of the Board, Research Triangle Foundation of North Carolina, located at 12 Davis Drive, Research Triangle Park, NC 27709, and Glaxo North Carolina Foundation, located at 5 Moore Drive, Research Triangle Park, NC 27709. Mr. Ingram currently serves on the boards of Regeneron Pharmaceuticals, Inc. (member of compensation committee), located at 777 Old Saw Mill River Road Tarrytown, NY 10591 914-847-7000; Edwards Life Sciences Corporation (member of

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years

compensation committee), located at One Edwards Way, Irvine, CA 92614; and CREE, Inc. (lead director, member of compensation committee and governance and nominations committee), located at 4600 Silicon Drive, Durham, NC 27703. He is a former chairman of the board of Elan Corporation, plc , located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. Mr. Ingram is a former director of Allergan Inc., located at 2525 Dupont Drive, Irvine, CA 92612; Misys plc, One Kingdom Street, Paddington, London, W2 6BL UK; Nortel Networks Corporation (“Nortel”), located at 5945 Airport Road, Suite 360, Mississauga, ON, Canada, L4V 1R9; Wachovia Corporation (now Wells Fargo & Company, located at 420 Montgomery Street, San Francisco, CA 94163); OSI Pharmaceuticals, Inc., located at 1 Bioscience Park Drive, Farmingdale, NY 11735; Lowe’s Companies, located at 1000 Lowe’s Blvd., Mooresville, NC 28117; Pharmaceuticals Product Development Inc., 929 North Front Street, Wilmington, NC 28401-3331; and Valeant Pharmaceuticals International, which was merged into Valeant, then known as Biovail Corporation, in September 2010, at which time Valeant changed its name to Valeant Pharmaceuticals International, Inc.

Anders O. Lönner Sweden Director	Mr. Lönner has been serving on the Valeant Board since May 2014. He was the Group President and Chief Executive Officer of Meda AB, located at Pipers väg 2, 170 73 Solna, Sweden, from November 1999 to October 2013. He was a member of the board at Meda AB from 2000 to October 2013 and VPI from January 2009 to September 2010 (member of compensation committee from May 2009 to September 2010). Prior to joining Meda AB, Mr. Lönner served as the Vice President Nordic region of Astra and as the Chief Executive Officer of KaroBio AB, located at Hälsovägen 7, 141 52 Huddinge, Sweden. He currently serves as the Chairman of KaroBio AB.

Theo Melas-Kyriazi Greece Director	Mr. Melas-Kyriazi has been serving on the Valeant Board since September 2010. He has been the Chief Financial Officer of Levitronix Technologies LLC, a worldwide leader in magnetically levitated bearingless motor technology, located at 20 Speen Street, Suite 102, Framingham, MA 01701, since 2011, and served as the Chief Financial Officer of its affiliate, Levitronix LLC, since 2006. He was the Chief Financial Officer of Thermo Electron Corporation, located at 81 Wyman Street, Waltham, MA 02451, from January 1999 through October 2004. Mr. Melas-Kyriazi was a Vice President of Thermo Electron Corporation during 1998, in charge of corporate strategy; he served as the Chief Executive Officer of Thermo Spectra Corporation, a publicly traded, majority-owned subsidiary of Thermo Electron, from 1994 to 1998, and was Treasurer of Thermo Electron Corporation and all of its publicly traded subsidiaries from 1988 to 1994. He is currently a director of Moderna Therapeutics, located at 200 Tech Square, Cambridge, MA 02139; and GeNO LLC, located at 45 First Avenue, Waltham, MA 02451. He is a former director of VPI, Helicos BioSciences Corporation, located at One Kendall Square, Building 200, Cambridge, MA 02139; Cyberkinetics Neurotechnology Systems, Inc., located at 100 Foxborough Blvd., Suite 240, Foxborough, MA 02035; and Glenrose Instruments Inc., located at 45 First Avenue, Waltham, MA 02451.

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years
J. Michael Pearson Canada Chairman of the Board and CEO	Mr. Pearson has been the Chief Executive Officer of Valeant and has been serving on the Valeant Board since September 2010 and has been the Chairman of the Valeant Board since March 2011. From February 2008 to September 2010, he was the chairman of the board and Chief Executive Officer of VPI. Prior to that, Mr. Pearson served on the Shareholder Council (board of directors) of McKinsey until he left to join VPI. He joined McKinsey, located at 600 Campus Drive, Florham Park, NJ 07932, in 1984, and over a 23-year career, he worked with leading CEOs and was an integral driver of major turnarounds, acquisitions, and corporate strategy. Within McKinsey, Mr. Pearson held various positions, including head of its global pharmaceutical practice and head of its mid-Atlantic region.

Robert N. Power United States Director	Mr. Power has been serving on the Valeant Board since August 2008. Mr. Power was a faculty member at The Wharton School of Business, University of Pennsylvania, located at 320 Steinberg Hall — Dietrich Hall, Philadelphia, PA 19104, where he taught multinational marketing from 2009 to 2011. Mr. Power has over 25 years’ experience working in the pharmaceutical and biotechnology industry through a number of leadership positions with Wyeth beginning in 1985 through 2007, including Director-New Product Development, Managing Director-U.K./Ireland, Vice President-Global Marketing, President-Europe, Middle East, Africa, President-International and Executive Vice President-Global Business Operations. Mr. Power also has completed the Director Professionalism course offered by the National Association of Corporate Directors.

Norma A. Provencio United States Director	Ms. Provencio has been serving on the Valeant Board since September 2010. She has been president and owner of Provencio Advisory Services, Inc., a healthcare financial and operational consulting firm, located at 1067 Park View Drive Covina, CA 91724, since October 2003. From May 2002 to September 2003, she was Partner-in-Charge of the Healthcare Industry for the Pacific Southwest for KPMG LLP, located at 345 Park Avenue, New York, NY 10154-0102. From 1979 to May 2002, she was with Arthur Andersen, and was Partner-in-Charge of Arthur Andersen’s Pharmaceutical, Biomedical and Healthcare Practice for the Pacific Southwest from November 1995 to May 2002. Ms. Provencio is currently a member of the Board of Regents of Loyola Marymount University, located at 1 LMU Drive, Los Angeles, CA 90045, and on the board of Beazer Homes (chair of audit committee and member of compensation committee), located at 1000 Abernathy Road, Suite 260, Atlanta, GA 30328. In addition, Ms. Provencio is a former director of VPI; International Aluminum Corporation, located at 9151 East Imperial Highway, Downey, CA 90242; and Signalife, Inc., located at 14942 Gault Street, Van Nuys, CA 91405.

Howard B. Schiller United States Director and Chief Financial Officer	Mr. Schiller has been the Chief Financial Officer of Valeant since December 2011 and has been serving on the Valeant Board since September 2012. Mr. Schiller joined Valeant following a 24-year career at Goldman Sachs, a global investment banking firm, located at 200 West Street, New York, NY 10282. From 2009 to 2010, Mr. Schiller was the Chief Operating Officer for the Investment Banking Division of Goldman Sachs, responsible for the management and strategy of the

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years

business. From 2003 to 2009, he was responsible for the global healthcare, consumer products, retail, industrial and natural resource businesses in the Investment Banking Division of Goldman Sachs. During his 24 years at Goldman Sachs, he advised large multinational companies on strategic transactions, financings, restructuring and leveraged buyouts.

Katharine B. Stevenson Canada and United States Director	Ms. Stevenson has been serving on the Valeant Board since September 2010. Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She was formerly a senior executive of Nortel, located at 8200 Dixie Road, Suite 100, Brampton, ON L6T 5P6, Canada, and formerly in Ontario, Canada, from 1995-2007 and has over 20 years of experience as a senior financial executive in Canada and the United States. Ms. Stevenson was responsible for all treasury activity at Nortel, including global treasury operations, corporate and structured finance, credit, and risk management. Prior to joining Nortel, Ms. Stevenson held various progressively senior finance roles at J.P. Morgan & Company, Inc., located at 270 Park Avenue, New York, NY 10017-2014. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is currently a member of the board of directors of CAE Inc. (chair of audit committee), located at 8585 Chemin de la Côte de Liesse, Saint- Laurent, QC H4T 1G6, Canada; Open Text Corporation (member of audit committee), located at 275 Frank Tompa Drive, Waterloo, ON, Canada, N2L OA1; and the Canadian Imperial Bank of Commerce (member of audit committee), located at Commerce Court, Toronto, ON, Canada, M5L 1A2. She formerly was a director of Afexa Life Sciences, Inc., located at 9604 20th Avenue, Edmonton, AB, Canada, T6N 1G1.; and OSI Pharmaceuticals Inc. (acquired by AstellasPharma, Inc. in 2010), located at One Bioscience Park Drive, Farmingdale, NY 11735. Ms. Stevenson is also a Governor and past Chair of The Bishop Strachan School, located at 298 Lonsdale Road, Toronto, ON, Canada M4V 1X2, and Vice Chair and Governor of the University of Guelph, located at 50 Stone Road East Guelph, ON, Canada, N1G 2W1. She has received her ICD.D, the professional designation for directors in Canada.

Jeffrey W. Ubben United States Director	Mr. Ubben has been serving on the Valeant Board since October 2014. Mr. Ubben is a Founder, Chief Executive Officer and the Chief Investment Officer of ValueAct Capital, located at One Letterman Drive, Building D, 4th floor, San Francisco, CA 94129. Prior to founding ValueAct Capital in 2000, Mr. Ubben was a Managing Partner at Blum Capital Partners, located at 909 Montgomery Street, San Francisco, CA 94133, for more than five years. Mr. Ubben is a director of Willis Group Holdings plc, located at 51 Lime Street, London EC3M 7DQ, England; a former chairman and director of Martha Stewart Living Omnimedia, Inc., located at 601 West 26th Street, New York, NY; and a former director of Acxiom Corp., located at P.O. Box 8190, 601 E. Third Street, Little Rock, Arkansas; Catalina Marketing Corp., located at 200 Carillon Parkway, St. Petersburg, Florida 33716-2325; Gartner Group, Inc., located at P.O. Box 10212, 56 Top Gallant Road, Stamford, CT 06902-7747; Insurance Auto Auctions, Inc., located at Two Westbrook Corporate Ctr. Suite 500, Westchester, IL 60154; Mentor Corporation, located at 201 Mentor Drive, Santa Barbara, CA 93111; Omnicare, Inc.,

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years

located at 20967 Cabot Boulevard, Hayward, CA 94545; Misys, plc, located at One Kingdom Street, Paddington, London, W2 6BL UK; Per-Se Technologies, Inc.; Sara Lee Corp., located at 3 First National Plaza, Chicago IL; and several other public and private companies. In addition, Mr. Ubben serves as chairman of the national board of the Posse Foundation, located at 14 Wall Street, Suite 8A-60, New York, NY 10005, is on the board of trustees of Northwestern University, located at 633 Clark Street, Evanston, IL 60208, and is also on the board of the American Conservatory Theater, located at 415 Geary Street, San Francisco, CA 94102. Mr. Ubben has a B.A. from Duke University and an M.B.A. from the J. L. Kellogg Graduate School of Management at Northwestern University.

Executive Officers of Valeant Who Are Not Directors

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years
Robert R. Chai-Onn United States Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development	Mr. Chai-Onn has been Valeant’s Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development since January 10, 2014. From March 2012 to January 10, 2014, he was Valeant’s Executive Vice President, General Counsel and Corporate Secretary, and Head of Corporate Business Development and, from September 2010 to March 2012, he was Valeant’s Executive Vice President, General Counsel and Corporate Secretary. From 2004 to September 2010, Mr. Chai-Onn was Vice President, Assistant General Counsel at VPI. Prior to 2004, Mr. Chai-Onn was a corporate lawyer at the law firm of Gibson, Dunn & Crutcher LLP, where he performed a variety of corporate, mergers and acquisitions and financial legal work.

Ari S. Kellen Canada and United States Executive Vice President/Company Group Chairman	Dr. Kellen has been Valeant’s Executive Vice President, Company Group Chairman since January 2014. Previously he spent 22 years with McKinsey & Company, where he was most recently a senior partner for the consultancy firm’s Mid-Atlantic office, located at 1 DeForest Avenue, Suite 300, Summit, NJ 07901. At McKinsey, he led a number of studies for health care companies, including corporate strategies for boards and top management teams; business unit strategies for medical device, pharmaceutical and biotechnology, and health care services clients; and regional and country growth strategies. Additionally, he directed performance turnarounds addressing revenue, cost, capital and change management. Prior to joining McKinsey, Dr. Kellen was part of the senior management and emergency trauma teams at two Johannesburg, South Africa hospitals. Dr. Kellen received a Bachelor of Medicine and Bachelor of Surgery (MBBCh) degree and an MBA degree, both with distinction, from the University of the Witwatersrand in South Africa.

Laizer D. Kornwasser United States Executive Vice President/Company Group Chairman	Mr. Kornwasser has been Valeant’s Executive Vice President, Company Group Chairman since February 2013. He was a Senior Executive at Medco Health (“Medco”), prior to its acquisition by Express Scripts. He served as Senior Vice President, Consumer Solutions and Retail Markets and was responsible for retail network and mail pharmacy products and strategy. He oversaw network pricing, negotiations, plan designs and

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years

programs that maximized the retail and mail channels. He joined Medco in August 2003, and was initially responsible for building a business development team, post spin-off from Merck. In this role, he oversaw all acquisitions and joint ventures and was actively involved in developing the company’s long-term growth strategy. He later assumed responsibility for the company’s channel and generic drug strategy and was President of its diabetes division, which focused on direct to consumer solutions. Prior to joining Medco, Mr. Kornwasser held positions at Merrill Lynch & Co., Inc., located at 100 N. Tryon Street, Charlotte, North Carolina; and Coopers & Lybrand LLP, and served as an associate professor at Yeshiva University, located at 500 West 185th Street, New York, NY 10033.

Dr. Pavel Mirovsky Czech Republic President and General Manager, Europe	Dr. Mirovsky was appointed to Valeant’s Executive Management Team in April 2013 and is the President and General Manager, Europe. A medical doctor by training, he has had a distinguished business career. Dr. Mirovsky joined Valeant in March 2011 upon the acquisition of PharmaSwiss S.A., which we will refer to as PharmaSwiss. Prior to joining PharmaSwiss, Dr. Mirovsky served as regional General Manager at IMS Health, located at 901 Main Avenue, Norwalk, Connecticut, which we will refer to as IMS, for Central & Eastern Europe, Near East/Middle East, North Africa, Benelux, Nordics and Portugal. Prior to IMS, he was President and Chief Executive Officer of Polpharma, located at Pelplińska 19, 83-200 Starogard Gdański, and also led Aventis’ operations in the Middle East and North Asia and in Central and Eastern Europe in senior regional operational roles including Poland and the Baltics. Dr. Mirovsky began his career in the pharmaceutical industry at Rhone Poulenc Rorer, Czech Republic. He worked as an expert for the World Health Organization in Africa, as a visiting scientist at Harvard Medical School and as an assistant professor at University d’Oran in Algeria.

Brian M. Stolz United States Vice President of Administration and Chief Human Capital Officer	Mr. Stolz has been Valeant’s Executive Vice President of Administration and Chief Human Capital Officer since June 2011. Prior to joining Valeant, from February 2009 through June 2011, Mr. Stolz was a Principal at ghSMART, a leadership consulting and advisory firm, located at 203 North LaSalle Street, Suite 2100, Chicago, IL 60601, where he worked with corporate and alternative investment clients on human resource issues. In this role, he assessed and trained C-Level executives and professionals, created and implemented hiring and performance evaluation processes and advised boards and investment committees on senior-level hires. Prior to joining ghSMART, from November 2007 to December 2008, Mr. Stolz was a consultant at McKinsey, located at 600 Campus Drive, Florham Park, NJ 07932, and was a member of the McKinsey Pharmaceuticals and Medical Products group.

Directors and Executive Officers of VPI and Purchaser

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years
J. Michael Pearson Canada Director of VPI, President of VPI, Director of Purchaser and President and CEO of Purchaser	Mr. Pearson has been the Chief Executive Officer of Valeant and has been serving on the Valeant Board since September 2010 and has been the Chairman of the Valeant Board since March 2011. From February 2008 to September 2010, he was the chairman of the board and Chief Executive Officer of VPI. Prior to that, Mr. Pearson served on the Shareholder Council (board of directors) of McKinsey until he left to join VPI. He joined McKinsey, located at 600 Campus Drive, Florham Park, NJ 07932, in 1984, and over a 23-year career, he worked with leading CEOs and was an integral driver of major turnarounds, acquisitions, and corporate strategy. Within McKinsey, Mr. Pearson held various positions, including head of its global pharmaceutical practice and head of its mid-Atlantic region.

Howard B. Schiller United States Director of VPI, Executive Vice President and CFO of VPI, Director of Purchaser and Executive Vice President, Chief Financial Officer and Treasurer of Purchaser	Mr. Schiller has been the Chief Financial Officer of Valeant since December 2011 and has been serving on the Valeant Board since September 2012. Mr. Schiller joined Valeant following a 24-year career at Goldman Sachs, a global investment banking firm, located at 200 West Street, New York, NY 10282. From 2009 to 2010, Mr. Schiller was the Chief Operating Officer for the Investment Banking Division of Goldman Sachs, responsible for the management and strategy of the business. From 2003 to 2009, he was responsible for the global healthcare, consumer products, retail, industrial and natural resource businesses in the Investment Banking Division of Goldman Sachs. During his 24 years at Goldman Sachs, he advised large multinational companies on strategic transactions, financings, restructuring and leveraged buyouts.

Robert R. Chai-Onn

United States

Director of VPI, Executive Vice

President, General Counsel and

Secretary of VPI, Director of Purchaser and Executive Vice President, General Counsel and Secretary of Purchaser

Mr. Chai-Onn has been Valeant’s Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development since January 10, 2014. From March 2012 to January 10, 2014, he was Valeant’s Executive Vice President, General Counsel and Secretary, and Head of Corporate Business Development and, from September 2010 to March 2012, he was Valeant’s Executive Vice President, General Counsel and Secretary. From 2004 to September 2010, Mr. Chai-Onn was Vice President, Assistant General Counsel at VPI. Prior to 2004, Mr. Chai-Onn was a corporate lawyer at the law firm of Gibson, Dunn & Crutcher LLP, where he performed a variety of corporate, mergers and acquisitions and financial legal work.

Ari S. Kellen Canada and United States Executive Vice President of VPI	Dr. Kellen has been Valeant’s Executive Vice President, Company Group Chairman since January 2014. Previously he spent 22 years with McKinsey & Company, where he was most recently a senior partner for the consultancy firm’s Mid-Atlantic office, located at 1 DeForest Avenue, Suite 300, Summit, NJ 07901. At McKinsey, he led a number of studies for health care companies, including corporate strategies for boards and top management teams; business unit strategies for medical device, pharmaceutical and biotechnology, and health care services clients; and regional and country growth strategies. Additionally, he directed performance turnarounds addressing revenue, cost, capital and

Name, Country of Citizenship, Position	Present Principal Occupation / Material Positions Held During the Past Five Years

change management. Prior to joining McKinsey, Dr. Kellen was part of the senior management and emergency trauma teams at two Johannesburg, South Africa hospitals. Dr. Kellen received a Bachelor of Medicine and Bachelor of Surgery (MBBCh) degree and an MBA degree, both with distinction, from the University of the Witwatersrand in South Africa.

Laizer D. Kornwasser United States Executive Vice President of VPI	Mr. Kornwasser has been Valeant’s Executive Vice President, Company Group Chairman since February 2013. He was a Senior Executive at Medco Health (“Medco”), prior to its acquisition by Express Scripts. He served as Senior Vice President, Consumer Solutions and Retail Markets and was responsible for retail network and mail pharmacy products and strategy. He oversaw network pricing, negotiations, plan designs and programs that maximized the retail and mail channels. He joined Medco in August 2003, and was initially responsible for building a business development team, post spin-off from Merck. In this role, he oversaw all acquisitions and joint ventures and was actively involved in developing the company’s long-term growth strategy. He later assumed responsibility for the company’s channel and generic drug strategy and was President of its diabetes division, which focused on direct to consumer solutions. Prior to joining Medco, Mr. Kornwasser held positions at Merrill Lynch & Co., Inc., located at 100 N. Tryon Street, Charlotte, North Carolina; and Coopers & Lybrand LLP, and served as an associate professor at Yeshiva University, located at 500 West 185th Street, New York, NY 10033.

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